UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 19, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 30 June 2022 Pillar 3 Report for UBS Group and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

30 June 2022 Pillar 3 Report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

Table of contents

UBS Group
2	Section 1	Introduction and basis for preparation
5	Section 2	Key metrics
8	Section 3	Overview of risk-weighted assets
10	Section 4	Credit risk
22	Section 5	Counterparty credit risk
28	Section 6	Securitizations
29	Section 7	Market risk
32	Section 8	Going and gone concern requirements and eligible capital
38	Section 9	Total loss-absorbing capacity
40	Section 10	Leverage ratio
42	Section 11	Liquidity and funding
45	Section 12	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
46	Section 1	Introduction
47	Section 2	UBS AG standalone
51	Section 3	UBS Switzerland AG standalone
58	Section 4	UBS Europe SE consolidated
59	Section 5	UBS Americas Holding LLC consolidated

Appendix
61	Abbreviations frequently used in our financial reports
63	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team
manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

This Pillar 3 Report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 8 December 2021, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis.

›    Refer to the “Capital management” section of our second quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information as of 30 June 2022 for UBS Group AG consolidated, and to the “Capital management” section of the UBS AG second quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information about capital and other regulatory information for UBS AG consolidated

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Significant regulatory developments, disclosure requirements and other changes effective in the first half of 2022

FINMA’s annual assessment of recovery and resolution plans

In March 2022, FINMA presented its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. In its report, FINMA acknowledged the further progress that UBS has made with regard to its global resolvability by significantly reducing remaining obstacles to the implementation of its resolution strategy and making further improvements to its recovery plans. FINMA considered UBS’s global recovery plan and Swiss emergency plan to be effective, while identifying areas for further improvement that UBS will address in the course of 2022 and beyond.

Revisions to the Swiss Banking Ordinance

In April 2022, the Swiss Federal Department of Finance (the FDF) launched a consultation on proposed revisions to the Swiss Banking Ordinance that follows the amendment to the Banking Act adopted by the Swiss Parliament in December 2021, enacting insolvency provisions for banks into statutory law and strengthening the deposit insurance framework. It also sets out amendments that aim to replace the current resolvability discount on the gone concern capital requirements for systemically important banks with a capital surcharge for obstacles to the firm’s resolvability at the discretion of the authorities. The consultation period ended on 15 July 2022 and we expect the final rules to be published by the end of 2022.

UBS Group | Introduction and basis for preparation	2

Significant regulatory developments, disclosure requirements and other changes to be adopted after the first half of 2022

Revision of the Swiss liquidity requirements

In June 2022, the Swiss Federal Council adopted the revisions to the Swiss Liquidity Ordinance. The revisions will increase the regulatory minimum liquidity requirements for systemically important banks, including UBS Group AG. The increase in UBS’s liquidity requirements remains uncertain pending supervisory guidance from FINMA. The final rule became effective on 1 July 2022, with a transition period of 18 months.

In accordance with Article 31b of the Liquidity Ordinance, the FDF provided a report to the Swiss Federal Council in which it reviewed Swiss and foreign provisions regarding the net stable funding ratio. The report identified no need for regulatory action.

Amendment of the Swiss Capital Adequacy Ordinance regarding the final implementation of Basel III

In July 2022, the FDF launched a consultation on amending the Swiss Capital Adequacy Ordinance with the aim of implementing the final elements of the BCBS reforms (Basel III) in Swiss law. In parallel, FINMA has opened a consultation on the associated implementing circulars.

We currently estimate that the implementation of the revised Basel III framework may lead to a net increase in risk-weighted assets (RWA) of around USD 20bn in 2024, excluding mitigating actions. The estimate includes credit risk and operational risk RWA from the finalization of the Basel III framework, as well as market risk and credit valuation adjustment RWA from the fundamental review of the trading book (the FRTB), based on our current understanding of the relevant standards. The precise impact might change as a result of new or revised regulatory interpretations, including those related to historical operational losses and model calibration, the implementation of Basel III standards into national law, changes in business growth, market conditions and other factors.

The consultations will last until 25 October 2022. The Swiss Federal Council’s Capital Adequacy Ordinance and the associated FINMA ordinances are scheduled to enter into force on 1 July 2024, with the phasing in of certain elements until 2028.

FINMA revision of Circular 2008/21 “Operational Risks – Banks”

In July 2022, FINMA completed a consultation regarding the revision of Circular 2008/21 “Operational Risks – Banks,” which will incorporate the BCBS’s new Principles on Operational Resilience into the FINMA framework. The circular will also cover the updated Principles for the Sound Management of Operational Risk, which cover a range of issues, including managing information and communication technology risks, cyber risks, and the risks involving critical data. The revised circular will enter into force on 1 January 2023, and firms will be given three years thereafter to comply with the operational resilience elements thereof.

Introduction of a Swiss public liquidity backstop

In conjunction with the revision of the Swiss Liquidity Ordinance, the Swiss Federal Council announced the key parameters for a public liquidity backstop in March 2022. The liquidity backstop would enable the Swiss government and the Swiss National Bank to support the liquidity of a systemically important bank domiciled in Switzerland in the process of resolution. The introduction of the backstop is intended to increase the confidence of market participants in the ability of systemically important banks to become successfully recapitalized and remain solvent in a crisis situation. The FDF is expected to issue a consultation by mid-2023.

Other developments effective in the first half of 2022

Capital returns

On 6 April 2022, the shareholders approved a dividend of USD 0.50 per share at the Annual General Meeting. The dividend was paid on 14 April 2022 to shareholders of record on 13 April 2022.

The 2021 share repurchase program was concluded on 29 March 2022. A total of 240.3m UBS Group AG shares were acquired at an aggregate purchase price of CHF 3,810m, of which 87.7m shares were repurchased during the first quarter of 2022.

On 31 March 2022, we commenced a new 2022 share repurchase program of up to USD 6bn over two years. From 1 January 2022 to 30 June 2022, we repurchased 180m shares for a total acquisition cost of CHF 3,091m (USD 3,270m) under the 2021 and 2022 share repurchase programs. We expect to execute around USD 5bn of repurchases in aggregate in 2022 under the 2021 and 2022 share repurchase programs.

›    Refer to the “Share information and earnings per share” section of our first quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

UBS Group | Introduction and basis for preparation	3

Sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc.

In the second quarter of 2022, we completed the sale of our 49% shareholding in our Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc., to KKR & Co. Inc., as announced on 17 March 2022. The sale resulted in a pre-tax gain of USD 848m in Asset Management and increased our CET1 capital by USD 979m. Our asset management, wealth management and investment banking businesses operating in Japan were not affected by the sale.

Significant model updates

On 13 December 2021, the French Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. Following a review with FINMA, we reflected additional operational risk RWA of USD 4.1bn related to this matter in the first half of 2022. The additional operational risk RWA were phased in over two quarters, with USD 2.1bn reflected in the first quarter of 2022 and USD 2.0bn in the second quarter of the year.

In addition, we have updated the model for margin period of risk, which resulted in an increase in RWA of USD 1.1bn in the second quarter of 2022.

We have also updated the loss-given-default model for mortgages in Switzerland, which resulted in an increase in RWA of USD 1.0bn in the second quarter of 2022.

Since the beginning of the second quarter of 2021, we began to phase in an RWA increase related to a new model for structured margin loans and similar products in Global Wealth Management. This RWA increase was phased in over five quarters until the second quarter of 2022. As a result, credit risk RWA increased by USD 0.7bn in the first quarter of 2022 and by USD 0.7bn in the second quarter of 2022 when the phase in was completed.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 March 2022 for disclosures required on a quarterly basis and as of 31 December 2021 for disclosures required on a semi-annual basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Semi-annual | Quarterly | – indicating whether the disclosure is provided semi-annually or quarterly. A triangle symbol – p  p  – indicates the end of the signpost.

›    Refer to our 31 March 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

›    Refer to our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published semi-annual movement commentary

UBS Group | Introduction and basis for preparation	4

Key metrics

Key metrics of the second quarter of 2022

Quarterly | The KM1 and KM2 tables on the following pages are based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

Our capital ratios decreased, primarily reflecting increases in risk-weighted assets, while our leverage ratios increased, mainly reflecting decreases in the leverage ratio denominator. Our common equity tier 1 (CET1) capital increased by USD 0.2bn to USD 44.8bn, mainly reflecting operating profit before tax of USD 2.6bn, a positive pre-tax effect of USD 0.4bn from the reclassification of a portfolio of high-quality liquid assets from Financial assets measured at fair value through other comprehensive income (FVOCI) to Other financial assets measured at amortized cost, largely offset by share repurchases of USD 1.6bn, negative effects from foreign currency translation of USD 0.6bn, dividend accruals of USD 0.4bn and current tax expenses of USD 0.4bn.

Our tier 1 capital decreased by USD 0.1bn to USD 59.9bn, primarily reflecting a decrease in our additional tier 1 (AT1) capital of USD 0.4bn, mainly reflecting interest rate risk hedges, foreign currency translation and other effects, partly offset by the aforementioned increase in our CET1 capital.

The TLAC available as of 30 June 2022 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at FVOCI for accounting purposes, which for regulatory capital purposes are measured at the lower of cost or market value. This amount was negligible as of 30 June 2022, but is included as available TLAC in the KM2 table in this section.

Our available TLAC decreased by USD 0.3bn to USD 106.2bn, mainly reflecting the aforementioned decrease in our tier 1 capital and a USD 0.1bn decrease in TLAC-eligible senior unsecured debt. The decrease of USD 0.1bn in TLAC-eligible senior unsecured debt was mainly due to two calls of TLAC-eligible unsecured debt denominated in US dollars amounting to USD 3.0bn, and interest rate risk hedge, foreign currency translation and other effects, largely offset by eight new issuances of TLAC-eligible senior unsecured debt, denominated in US dollars, euro and Australian dollars, amounting to USD 5.2bn equivalent.

Risk-weighted assets (RWA) increased by USD 3.6bn to USD 315.7bn, mainly driven by increases in operational risk RWA of USD 2.0bn, market risk RWA of USD 1.7bn and credit risk RWA of USD 1.6bn, partly offset by decreases across various other risk types, notably settlement risk of USD 0.6bn, amounts below thresholds for deductions of USD 0.5bn and equity investments in funds of USD 0.4bn. The overall increase of USD 3.6bn included a decrease of USD 5bn related to currency effects.

Leverage ratio exposure decreased by USD 47.5bn to USD 1,025.4bn, including currency effects of USD 27.3bn, driven by lower central bank balances, trading portfolio and lending assets, as well as a decrease in securities financing transactions.

In the second quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS Group increased 1 percentage point to 161%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by a decrease in net cash outflows of USD 3.4bn to USD 155.1bn due to lower outflows from customer deposit balances, partly offset by a decrease in high-quality liquid assets of USD 3.5bn to USD 249.4bn, mainly reflecting lower average cash balances, driven by debt maturities and decreases in customer deposits, partly offset by lower funding consumption in the business divisions.

As of 30 June 2022, the net stable funding ratio (the NSFR) of UBS Group decreased 1 percentage point to 121%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by USD 17.5bn lower available stable funding, mainly due to a decrease in customer deposit balances, partly offset by lower required stable funding of USD 11.5bn, mainly due to a decrease in trading assets.

UBS Group | Key metrics	5

KM1: Key metrics
USD m, except where indicated
		30.6.22	31.3.22	31.12.21	30.9.21	30.6.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	44,798	44,593	45,281	45,022	42,583
1a	Fully loaded ECL accounting model CET1[1]	44,794	44,587	45,267	45,008	42,561
2	Tier 1	59,907	60,053	60,488	60,369	59,188
2a	Fully loaded ECL accounting model Tier 1[1]	59,902	60,047	60,475	60,355	59,166
3	Total capital[2]	60,401	61,056	61,928	61,855	61,184
3a	Fully loaded ECL accounting model total capital[1,2]	60,396	61,051	61,914	61,841	61,162
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	315,685	312,037	302,209	302,426	293,277
4a	Minimum capital requirement[3]	25,255	24,963	24,177	24,194	23,462
4b	Total risk-weighted assets (pre-floor)	315,685	312,037	302,209	302,426	293,277
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	14.19	14.29	14.98	14.89	14.52
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	14.19	14.29	14.98	14.88	14.51
6	Tier 1 ratio (%)	18.98	19.25	20.02	19.96	20.18
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	18.98	19.24	20.01	19.96	20.17
7	Total capital ratio (%)	19.13	19.57	20.49	20.45	20.86
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	19.13	19.57	20.49	20.45	20.85
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1 specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.69	9.79	10.48	10.39	10.02
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	1,025,422	1,072,953	1,068,862	1,044,916	1,039,939
14	Basel III leverage ratio (%)	5.84	5.60	5.66	5.78	5.69
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.84	5.60	5.66	5.78	5.69
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	249,364	252,836	227,891	230,885	232,026
16	Total net cash outflow	155,082	158,448	146,820	146,831	149,183
16a	of which: cash outflows	268,641	280,217	275,373	275,057	283,772
16b	of which: cash inflows	113,559	121,769	128,554	128,226	134,588
17	LCR (%)	161	160	155	157	156
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	551,877	569,405	578,379	558,936
19	Total required stable funding	456,328	467,826	488,067	473,140
20	NSFR (%)	121	122	119	118

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 From 1 January 2022, certain tier 2 capital positions have been phased out of total capital under BIS rules into gone concern capital, resulting in a decrease of total capital of USD 0.4bn. The prior period has been restated accordingly.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Calculated based on an average of 64 data points in the second quarter of 2022 and 64 data points in the first quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information. Refer to the “Liquidity and funding” section of this report for more information.    5 Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report and to the “Liquidity and funding management” section of the UBS Group second quarter 2022 report for more information.

UBS Group | Key metrics	6

KM2: Key metrics - TLAC requirements (at resolution group level)[1]
USD m, except where indicated
		30.6.22	31.3.22	31.12.21	30.9.21	30.6.21
1	Total loss-absorbing capacity (TLAC) available	106,249	106,573	104,783	102,840	104,348
1a	Fully loaded ECL accounting model TLAC available[2]	106,244	106,568	104,769	102,827	104,325
2	Total RWA at the level of the resolution group	315,685	312,037	302,209	302,426	293,277
3	TLAC as a percentage of RWA (%)	33.66	34.15	34.67	34.01	35.58
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	33.65	34.15	34.67	34.00	35.57
4	Leverage ratio exposure measure at the level of the resolution group	1,025,422	1,072,953	1,068,862	1,044,916	1,039,939
5	TLAC as a percentage of leverage ratio exposure measure (%)	10.36	9.93	9.80	9.84	10.03
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)	10.36	9.93	9.80	9.84	10.03
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital, in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”

p

UBS Group | Key metrics	7

Overview of risk-weighted assets

Overview of RWA and capital requirements

Quarterly | The OV1 table on the following page provides an overview of our risk-weighted assets (RWA) and related minimum capital requirements by risk type. The table presented is based on the respective Swiss Financial Market Supervisory Authority (FINMA) template and empty rows indicate current non-applicability to UBS.

During the second quarter of 2022, RWA increased by USD 3.6bn to USD 315.7bn, mainly driven by higher operational risk RWA of USD 2.0bn, market risk RWA of USD 1.7bn and credit risk RWA of USD 1.6bn, partly offset by decreases across various other risk types, notably settlement risk of USD 0.6bn, amounts below thresholds for deductions of USD 0.5bn and equity investments in funds of USD 0.4bn. The overall increase of USD 3.6bn included a decrease of USD 5bn related to currency effects.

Operational risk RWA increased by USD 2.0bn. Following a review with FINMA on the French cross-border matter, we reflected additional operational risk RWA of USD 4.1bn related to this matter in the first half of 2022, USD 2.1bn in the first quarter of 2022 and USD 2.0bn in the second quarter.

Market risk RWA increased by USD 1.7bn, mainly due to a USD 2.1bn increase in asset size and other movements primarily related to higher average regulatory and stressed value-at-risk levels in the Investment Bank’s Global Markets business on the back of continued market volatility from the previous quarter, as well as an increase of USD 0.2bn in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by a decrease of USD 0.7bn primarily driven by the introduction of a value-at-risk (VaR) model change.

Credit risk RWA increased by USD 1.6bn, driven by an increase in asset size and other movements of USD 3.1bn, mainly on Lombard and other loans in Global Wealth Management, as well as model updates of USD 1.8bn, primarily related to updates to the loss-given-default (LGD) model for mortgages in Switzerland of USD 1.0bn and the quarterly phase-in of USD 0.7bn for structured margin loans and similar products in Global Wealth Management. These increases were partly offset by a decrease of USD 3.4bn related to currency effects.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the second quarter of 2022.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory standards

›    Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the measurement of risk exposures and RWA

›    Refer to the “Capital management” section of our second quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investors, for more information about capital management and RWA, including details regarding movements in RWA during the second quarter of 2022

UBS Group | Overview of risk-weighted assets	8

OV1: Overview of RWA
					Section or table reference	Minimum capital requirements[1]
USD m		30.6.22	31.3.22	31.12.21		30.6.22
1	Credit risk (excluding counterparty credit risk)	155,760	154,193	151,926	4	12,461
2	of which: standardized approach (SA)	36,149	35,583	35,473	CR4	2,892
2a	of which: non-counterparty-related risk	12,372	12,741	12,916	CR4	990
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	119,611	118,609	116,453	CR6, CR7, CR8	9,569
6	Counterparty credit risk[2]	39,428	39,685	37,980	5, CCR1, CCR8	3,154
7	of which: SA for counterparty credit risk (SA-CCR)	7,864	7,172	6,378		629
8	of which: internal model method (IMM)	17,786	18,480	17,506	CCR7	1,423
8a	of which: value-at-risk (VaR)	10,263	9,625	8,854	CCR7	821
9	of which: other CCR	3,515	4,408	5,242		281
10	Credit valuation adjustment (CVA)	3,871	3,829	3,611	5, CCR2	310
11	Equity positions under the simple risk-weight approach	3,634	3,487	3,396	4, CR10	291
12	Equity investments in funds – look-through approach	535	611	774		43
13	Equity investments in funds – mandate-based approach	1,058	1,314	1,160		85
14	Equity investments in funds – fallback approach	215	269	106		17
15	Settlement risk	744	1,327	393		60
16	Securitization exposures in banking book	209	284	375	6	17
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	30	144	257	6	2
19	of which: securitization standardized approach (SEC-SA)	179	140	118	6	14
20	Market Risk	15,512	13,860	11,080	6,7	1,241
21	of which: standardized approach (SA)	615	516	652	6	49
22	of which: internal models approach (IMA)	14,896	13,345	10,428	MR2	1,192
23	Capital charge for switch between trading book and banking book[3]
24	Operational risk	80,856	78,843	76,743		6,468
25	Amounts below thresholds for deduction (250% risk weight)[4]	13,863	14,336	14,665		1,109
25a	of which: deferred tax assets	10,933	11,169	11,367		875
26	Floor adjustment[5]
27	Total	315,685	312,037	302,209		25,255

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    5 No floor effect, as 80% of the total value of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, does not exceed the total value of our Basel III RWA, including the RWA equivalent of the Basel III capital deductions.

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UBS Group | Overview of risk-weighted assets	9

Credit risk

Introduction

Semi-annual | The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may thus differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from how it is defined under International Financial Reporting Standards (IFRS). p

Credit quality of assets

Semi-annual | The CR1 table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. The table includes a split of expected credit loss (ECL) accounting provisions based on the standardized approach and the internal ratings-based approach.

Decreases in net carrying values of Loans and increases in net carrying values of Debt securities, when compared with 31 December 2021, are explained in the CR3 table of this report. The net carrying value of Off-balance sheet exposures decreased by USD 4.7bn to USD 59.6bn, primarily driven by credit commitments of USD 3.3bn in our Investment Bank and Personal & Corporate Banking businesses and guarantees of USD 1.4bn in our Personal & Corporate Banking business.

›    Refer to the “CR3: Credit risk mitigation techniques – overview” table in this section for more information about the net value movements related to Loans and Debt securities shown in the table below

›    Refer to “Credit risk” in the “Risk management and control” section of our Annual Report 2021, which is available under ”Annual reporting” at ubs.com/investors, for more information about the definitions of default and credit impairment and to “Credit risk exposure categories” in the “Credit risk“ section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the classification of loans and debt securities

CR1: Credit quality of assets
		Gross carrying amounts of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on A-IRB exposures (stage 1, 2, 3)	Net values
USD m		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (stage 3 credit-impaired)	Allocated in regulatory category of General (stage 1 & 2)
30.6.22
1	Loans[2]	2,421	602,104	(908)[4]	(88)	(54)	(765)	603,618
2	Debt securities		61,152	(2)		(2)		61,150
3	Off-balance sheet exposures[3]	183	59,546	(153)[4]	(2)	(2)	(150)	59,576
4	Total	2,605	722,802	(1,063)[4]	(90)	(58)	(915)	724,343

31.12.21
1	Loans[2]	2,414	619,072	(962)[4]	(96)	(58)	(808)	620,524
2	Debt securities		55,724	(2)		(2)		55,722
3	Off-balance sheet exposures[3]	196	64,203	(156)[4]	(1)	(1)	(153)	64,243
4	Total	2,610	738,999	(1,120)[4]	(97)	(62)	(961)	740,489

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 20 “Expected credit loss measurement“ of our Annual Report 2021 for more information about IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in the “Credit risk“ section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors for more information about the classification of loans and debt securities.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities, even if they attract RWA.    4 Expected credit loss allowances and provisions amount to USD 1,107m as of 30 June 2022, as disclosed in Note 7 of the UBS Group AG second quarter 2022 report. This Pillar 3 table excludes ECL on revocable off-balance sheet exposures (30 June 2022: USD 37m; 31 December 2021: USD 38m), ECL on exposures subject to counterparty credit risk (30 June 2022: USD 5m; 31 December 2021: USD 4m) and ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures (30 June 2022: USD 2m; 31 December 2021: USD 3m).

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UBS Group | Credit risk	10

Semi-annual | The CR2 table below presents changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the first half of 2022. The total amount of defaulted loans and debt securities was USD 2.6bn as of 30 June 2022, broadly unchanged from 31 December 2021.

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m		For the half year ended 30.6.22[1]	For the half year ended 31.12.21[1]
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	2,610	3,318
2	Loans and debt securities that have defaulted since the last reporting period	551	321
3	Returned to non-defaulted status	(170)	(523)
4	Amounts written off	(50)	(93)
5	Other changes[2]	(337)	(413)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	2,605	2,610

1 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.    2 Includes primarily partial or full repayments as well as currency effects.

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Credit risk mitigation

Semi-annual | The CR3 table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about the security type.

Compared with 31 December 2021, the carrying amount of unsecured loans decreased by USD 1.8bn to USD 227.3bn, mainly due to a decrease in cash and balances with central banks. Unsecured debt securities increased by USD 5.4bn to USD 61.2bn, mainly due to an increase in high-quality liquid assets (HQLA).

The carrying amount of partially or fully secured exposures decreased by USD 15.1bn to USD 376.4bn, mainly as a result of currency effects and decreases in secured loans to customers in our Personal & Corporate Banking and Global Wealth Management businesses.

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD m		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

30.6.22
1	Loans[2]	227,267	376,351	603,618	359,367	3,229	41
1a	of which: cash and balances at central banks	189,726		189,726
2	Debt securities	61,150		61,150
3	Total	288,416	376,351	664,767	359,367	3,229	41
4	of which: defaulted	231	1,616	1,847	1,066	116

31.12.21
1	Loans[2]	229,089	391,434	620,524	373,388	4,039	46
1a	of which: cash and balances at central banks	192,117		192,117
2	Debt securities	55,722		55,722
3	Total	284,811	391,434	676,246	373,388	4,039	46
4	of which: defaulted	171	1,597	1,768	1,122	154

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in the “Credit risk“ section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors for more information about the classification of loans and debt securities.

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UBS Group | Credit risk	11

Credit risk under the standardized approach

Introduction

The standardized approach is generally applied where using the advanced internal ratings-based (A-IRB) approach is not possible. The standardized approach requires banks to, where possible, use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties.

Credit risk exposure and credit risk mitigation effects

Semi-annual | The CR4 table below illustrates the credit risk exposure and effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach.

Compared with 31 December 2021, exposures before and after credit conversion factor (CCF) and CRM in the Corporate asset class increased by USD 2.7bn and USD 2.6bn, respectively, mainly due to an increase in loans and loan commitments in Global Wealth Management. Exposures pre- and post-CCF and CRM in the Retail asset class decreased by USD 1.2bn and USD 0.9bn, respectively, mainly due to a decrease in residential mortgages in Global Wealth Management.

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects[1]
		Exposures before CCF and CRM			Exposures post-CCF and post-CRM			RWA and RWA density
USD m, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

30.6.22
Asset classes
1	Central governments and central banks	6,075		6,075	6,082	6	6,087	560	9.2
2	Banks and securities dealers	11,983	1,284	13,267	11,983	539	12,522	2,632	21.0
3	Public-sector entities and multi-lateral development banks	3,263	1,325	4,588	3,259	564	3,824	907	23.7
4	Corporates	17,818	10,455	28,274	17,649	1,299	18,947	12,701	67.0
5	Retail	10,644	3,173	13,817	10,499	133	10,632	6,976	65.6
6	Equity
7	Other assets[2]	12,969	30	12,999	12,969	30	12,999	12,372	95.2
8	Total	62,752	16,268	79,021	62,440	2,572	65,011	36,149	55.6

31.12.21
Asset classes
1	Central governments and central banks	6,601		6,601	6,619	6	6,626	622	9.4
2	Banks and securities dealers	11,134	1,291	12,425	11,092	561	11,654	2,505	21.5
3	Public-sector entities and multi-lateral development banks	2,644	1,100	3,744	2,628	452	3,079	745	24.2
4	Corporates	15,349	10,220	25,569	15,312	1,079	16,392	11,551	70.5
5	Retail	11,207	3,814	15,021	10,990	502	11,492	7,135	62.1
6	Equity
7	Other assets[2]	13,571	191	13,762	13,571	45	13,615	12,916	94.9
8	Total	60,506	16,616	77,122	60,212	2,645	62,858	35,473	56.4
1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation. 2 Includes Non-counterparty-related assets.

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UBS Group | Credit risk	12

Exposures by asset class and risk weight

Semi-annual | The CR5 table below shows exposures by asset classes and risk weights applied.

CR5: Standardized approach – exposures by asset classes and risk weights
USD m
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post-CCF and post-CRM)

30.6.22
Asset classes
1	Central governments and central banks	5,499		9		42		538			6,087
2	Banks and securities dealers			12,064		458					12,522
3	Public-sector entities and multi-lateral development banks	4		3,449		306		64			3,824
4	Corporates			6,262		514		11,172		999[2]	18,947
5	Retail				5,283		1,034	4,230	84		10,632
6	Equity
7	Other assets	627						12,372			12,999
8	Total	6,130		21,784	5,283	1,321	1,034	28,376	84	999	65,011
9	of which: secured by real estate[1]				5,283	83	120	3,024			8,511
10	of which: past due				173	6	4	234	55		471

31.12.21
Asset classes
1	Central governments and central banks	5,900		91		62		573			6,626
2	Banks and securities dealers			11,113		520		18	3		11,654
3	Public-sector entities and multi-lateral development banks	2		2,732		295		51			3,079
4	Corporates			5,066		498	41	10,239	5	542[2]	16,392
5	Retail				6,292		1,220	3,902	77		11,492
6	Equity
7	Other assets	699						12,916			13,615
8	Total	6,601		19,001	6,292	1,376	1,261	27,700	84	542	62,858
9	of which: secured by real estate[1]				6,292		181	2,354			8,827
10	of which: past due				108	6	4	193	58		369
1 Includes both residential mortgages and claims secured by other properties, such as commercial real estate. 2 Reflects credit risk exposures to central counterparties risk-weighted at 2%.

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UBS Group | Credit risk	13

Credit risk under the advanced internal ratings-based approach

Introduction

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed internally to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval.

Credit risk exposures by portfolio and PD range

Semi-annual | The CR6 table on the following pages provides information about credit risk exposures under the A-IRB approach, including a breakdown of the main parameters used in A-IRB models to calculate the capital requirements, presented by portfolio and PD range across FINMA-defined asset classes.

Compared with 31 December 2021, EAD post-CCF and post-CRM decreased by USD 19.0bn to USD 705.9bn across various asset classes. RWA increased by USD 3.2bn to USD 119.6bn.

In the Retail: other retail asset class, EAD post-CCF and post-CRM decreased by USD 14.7bn to USD 205.8bn, primarily driven by a decrease in Lombard loans and unutilized Lombard facilities, as well as currency effects in Global Wealth Management. RWA increased by USD 2.5bn to USD 19.9bn, mainly due to rating deteriorations related to Lombard lending, as well as the phase-in impact related to a model update for structured margin loans and similar products in Global Wealth Management.

In the Retail: residential mortgages asset class, EAD post-CCF and post-CRM decreased by USD 2.3bn to USD  168.1bn, primarily due to currency effects in Global Wealth Management and Personal & Corporate Banking, partially offset by business growth in Global Wealth Management. RWA increased by USD 0.7bn to USD 37.0bn mainly reflecting updates to the LGD model for mortgages in Switzerland.

In the Central governments and central banks asset class, EAD post-CCF and post-CRM decreased by USD 1.1bn to USD 221.3bn, mainly due to a reduction in loan commitments guaranteed by the Swiss government. RWA increased by USD 1.2bn to USD 3.7bn, primarily driven by increases in nostro and HQLA and rating deteriorations.

In the Corporates: other lending asset class, EAD post-CCF and post-CRM decreased by USD 2.3bn to USD 60.0bn and RWA decreased by USD 1.1bn to USD 38.1bn, primarily driven by a decrease in loans and loan commitments in the Investment Bank.

›    Refer to the “CR8: RWA flow statements of credit risk exposures under IRB” table in this section of this report for further details about the movement of credit risk exposures under the A-IRB approach for the second quarter of 2022

›    Refer to the “Introduction and basis for preparation” section of our 31 March 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about credit risk RWA for the first quarter of 2022, including details regarding movements in RWA

UBS Group | Credit risk	14

Credit risk exposures by portfolio and PD range

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Central governments and central banks as of 30.6.22
0.00 to <0.15	217,843	1	217,844	19.1	220,550	0.0	<0.1	32.7	1.0	3,187	1.4	7
0.15 to <0.25	745		745		660	0.2	<0.1	46.5	1.0	189	28.6	0
0.25 to <0.50	0	1	1	55.0	0	0.3	<0.1	51.9	1.5	0	56.4	0
0.50 to <0.75	60	3	63	55.0	2	0.5	<0.1	16.7	4.1	1	35.4	0
0.75 to <2.50	44	63	107	41.5	1	1.5	<0.1	41.5	2.5	1	120.0	0
2.50 to <10.00	153	317	470	36.2	7	4.8	<0.1	33.8	3.2	9	126.0	0
10.00 to <100.00	73		73		73	28.0	<0.1	75.0	1.0	302	415.8	15
100.00 (default)	11	0	12	55.0	3	100.0	<0.1	59.3[3]	3.8	4	106.0	5
Subtotal	218,928	385	219,313	37.2	221,297	0.0	0.1	32.8	1.0	3,692	1.7	28	5

Central governments and central banks as of 31.12.21
0.00 to <0.15	218,068	1	218,069	13.2	221,833	0.0	<0.1	32.2	1.0	2,311	1.0	4
0.15 to <0.25	559		559		472	0.2	<0.1	46.7	1.0	135	28.7	0
0.25 to <0.50
0.50 to <0.75	73	3	77	55.0	5	0.6	<0.1	59.2	2.6	5	92.1	0
0.75 to <2.50	33	86	119	35.6	4	1.5	<0.1	35.4	3.2	5	124.7	0
2.50 to <10.00	169	393	562	37.1	28	5.2	<0.1	47.7	1.6	46	161.0	1
10.00 to <100.00
100.00 (default)	11	0	11	10.0	4	100.0	<0.1	50.1[3]	3.9	5	106.0	6
Subtotal	218,913	483	219,397	36.9	222,347	0.0	0.1	32.2	1.0	2,506	1.1	12	5

Banks and securities dealers as of 30.6.22
0.00 to <0.15	7,216	956	8,172	53.1	8,358	0.1	0.6	51.3	1.0	1,699	20.3	3
0.15 to <0.25	657	302	959	39.4	804	0.2	0.3	55.6	1.7	443	55.1	1
0.25 to <0.50	416	489	906	43.3	611	0.4	0.2	66.4	1.1	550	90.0	2
0.50 to <0.75	171	122	293	48.6	192	0.6	0.1	55.0	1.1	195	101.4	1
0.75 to <2.50	388	442	830	39.9	555	1.5	0.2	48.5	1.1	613	110.4	4
2.50 to <10.00	611	628	1,239	44.7	578	4.6	0.2	67.6	1.0	1,374	237.5	18
10.00 to <100.00	165	89	253	34.2	79	16.9	<0.1	70.0	1.0	314	398.9	10
100.00 (default)
Subtotal	9,624	3,028	12,652	45.7	11,176	0.5	1.5	53.3	1.1	5,187	46.4	38	11

Banks and securities dealers as of 31.12.21
0.00 to <0.15	6,202	1,092	7,294	58.3	7,292	0.1	0.5	51.7	1.1	1,638	22.5	6
0.15 to <0.25	748	268	1,016	36.3	754	0.2	0.3	54.1	1.5	390	51.7	2
0.25 to <0.50	469	441	910	45.4	613	0.4	0.2	65.2	1.1	535	87.2	2
0.50 to <0.75	302	252	554	41.9	365	0.7	0.1	70.0	1.0	471	129.2	2
0.75 to <2.50	368	564	933	42.5	565	1.6	0.2	51.9	1.1	709	125.5	4
2.50 to <10.00	764	642	1,406	43.2	603	4.0	0.2	67.1	1.0	1,380	228.8	16
10.00 to <100.00	90	51	141	36.9	13	11.9	<0.1	60.6	1.1	41	313.7	1
100.00 (default)
Subtotal	8,944	3,310	12,254	47.6	10,206	0.4	1.5	54.3	1.1	5,164	50.6	33	12

UBS Group | Credit risk	15

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Public-sector entities, multi-lateral development banks as of 30.6.22
0.00 to <0.15	5,567	661	6,228	19.2	5,775	0.0	0.2	36.5	1.1	277	4.8	0
0.15 to <0.25	170	473	643	24.6	285	0.2	0.2	31.4	2.0	68	23.8	0
0.25 to <0.50	631	361	992	27.9	714	0.3	0.2	27.1	2.3	211	29.6	1
0.50 to <0.75	34	17	51	29.9	39	0.6	<0.1	31.1	2.5	19	50.2	0
0.75 to <2.50
2.50 to <10.00	52		52		1	3.0	<0.1	17.1	5.0	0	50.4	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.0[3]	1.0	4	106.0	0
Subtotal	6,459	1,512	7,970	23.1	6,817	0.1	0.6	35.2	1.3	581	8.5	1	0

Public-sector entities, multi-lateral development banks as of 31.12.21
0.00 to <0.15	4,682	1,183	5,865	19.1	4,985	0.0	0.2	38.0	1.1	323	6.5	1
0.15 to <0.25	268	231	499	12.1	294	0.2	0.1	30.4	2.5	72	24.5	0
0.25 to <0.50	617	428	1,045	27.8	721	0.4	0.2	27.4	2.3	215	29.8	1
0.50 to <0.75	38	16	53	27.0	41	0.6	<0.1	31.0	2.6	21	51.5	0
0.75 to <2.50
2.50 to <10.00	58	0	58	0.0	1	3.0	<0.1	17.1	5.0	0	50.4	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.2[3]	1.0	5	106.0	0
Subtotal	5,667	1,858	7,525	20.3	6,046	0.1	0.6	36.3	1.3	636	10.5	2	0

Corporates: specialized lending as of 30.6.22
0.00 to <0.15	3,102	1,085	4,187	71.6	3,879	0.1	0.5	13.9	2.1	278	7.2	0
0.15 to <0.25	2,013	1,021	3,034	43.6	2,363	0.2	0.3	25.6	2.0	572	24.2	1
0.25 to <0.50	4,958	2,566	7,523	30.2	5,679	0.4	0.6	29.5	1.9	2,500	44.0	6
0.50 to <0.75	4,269	2,000	6,269	37.1	4,940	0.6	0.6	27.5	2.0	2,421	49.0	9
0.75 to <2.50	8,439	2,549	10,988	33.1	9,272	1.3	1.3	29.0	1.8	6,329	68.3	37
2.50 to <10.00	1,520	529	2,049	48.5	1,783	3.5	0.3	35.7	1.8	1,947	109.2	22
10.00 to <100.00	0	4	4	21.5	1	10.2	<0.1	65.0	1.4	3	375.2	0
100.00 (default)	157	5	162	84.6	62	100.0	<0.1	62.1[3]	3.9	66	106.0	101
Subtotal	24,457	9,760	34,217	39.4	27,978	1.1	3.6	26.7	1.9	14,117	50.5	176	123

Corporates: specialized lending as of 31.12.21
0.00 to <0.15	2,903	1,060	3,963	73.1	3,516	0.1	0.5	13.9	2.1	264	7.5	0
0.15 to <0.25	2,066	1,119	3,186	44.5	2,419	0.2	0.3	22.2	1.9	497	20.5	1
0.25 to <0.50	4,793	2,566	7,359	33.6	5,577	0.4	0.6	26.9	2.0	2,318	41.6	5
0.50 to <0.75	4,758	2,292	7,050	39.5	5,568	0.6	0.5	27.4	1.8	2,692	48.3	10
0.75 to <2.50	8,128	3,593	11,721	32.4	9,282	1.3	1.3	28.3	1.9	6,266	67.5	36
2.50 to <10.00	1,797	385	2,182	43.9	1,948	3.3	0.4	32.7	1.9	1,970	101.1	21
10.00 to <100.00
100.00 (default)	193	3	196	71.9	91	100.0	<0.1	53.6[3]	3.0	97	106.0	105
Subtotal	24,640	11,017	35,657	39.7	28,402	1.2	3.6	25.9	1.9	14,103	49.7	179	116

UBS Group | Credit risk	16

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Corporates: other lending as of 30.6.22
0.00 to <0.15	10,247	20,441	30,689	36.2	16,994	0.1	7.7	35.4	1.7	3,947	23.2	4
0.15 to <0.25	5,626	6,883	12,510	35.7	8,080	0.2	2.4	36.1	2.2	3,156	39.1	6
0.25 to <0.50	5,233	3,900	9,133	39.2	6,344	0.4	3.1	33.4	2.4	3,438	54.2	7
0.50 to <0.75	4,691	3,872	8,562	38.1	6,064	0.6	2.9	28.1	2.1	3,367	55.5	11
0.75 to <2.50	9,593	8,404	17,997	39.6	11,876	1.4	10.8	28.0	2.1	8,175	68.8	47
2.50 to <10.00	5,792	12,557	18,349	38.5	9,300	4.3	5.4	33.8	2.3	14,033	150.9	137
10.00 to <100.00	425	430	855	52.8	555	15.5	0.3	29.0	1.4	1,224	220.5	25
100.00 (default)	1,105	203	1,308	40.7	748	100.0	0.7	28.4[3]	3.2	793	106.0	319
Subtotal	42,713	56,691	99,403	37.6	59,961	2.5	33.2	32.0	2.1	38,133	63.6	557	604

Corporates: other lending as of 31.12.21
0.00 to <0.15	12,096	19,907	32,003	36.7	17,136	0.1	8.0	34.6	1.7	3,865	22.6	4
0.15 to <0.25	6,391	7,442	13,833	35.7	8,832	0.2	2.4	39.6	2.1	3,755	42.5	7
0.25 to <0.50	6,048	4,988	11,036	37.0	7,114	0.4	3.1	28.9	2.3	3,365	47.3	7
0.50 to <0.75	4,384	4,249	8,634	38.4	5,872	0.6	2.8	30.3	2.0	3,541	60.3	11
0.75 to <2.50	10,164	8,245	18,409	42.7	12,052	1.5	11.0	29.0	2.1	8,721	72.4	52
2.50 to <10.00	6,354	11,831	18,186	40.5	9,983	4.3	5.5	31.5	2.4	14,303	143.3	138
10.00 to <100.00	364	410	774	54.7	516	13.4	0.3	28.2	1.6	949	184.0	20
100.00 (default)	1,140	232	1,372	40.5	737	100.0	0.8	33.2[3]	3.5	781	106.0	369
Subtotal	46,942	57,305	104,247	38.5	62,241	2.4	33.9	32.6	2.1	39,281	63.1	609	647

Retail: residential mortgages as of 30.6.22
0.00 to <0.15	73,745	1,304	75,049	52.9	74,438	0.1	139.1	18.6		3,073	4.1	12
0.15 to <0.25	19,216	250	19,466	70.9	19,388	0.2	22.9	25.6		2,008	10.4	9
0.25 to <0.50	25,544	460	26,004	78.3	25,900	0.4	29.3	27.8		4,676	18.1	25
0.50 to <0.75	15,874	354	16,228	84.5	16,175	0.6	14.4	30.5		4,862	30.1	31
0.75 to <2.50	22,301	1,464	23,764	77.6	23,436	1.3	26.3	34.1		12,696	54.2	106
2.50 to <10.00	7,129	332	7,461	84.6	7,416	4.3	8.0	33.3		7,673	103.5	104
10.00 to <100.00	794	9	803	94.2	804	15.2	0.8	32.9		1,446	180.0	41
100.00 (default)	531	1	532	79.4	504	100.0	0.7	5.2[3]		534	106.0	27
Subtotal	165,133	4,175	169,308	70.8	168,060	0.9	241.5	24.8		36,969	22.0	356	140

Retail: residential mortgages as of 31.12.21
0.00 to <0.15	75,576	1,650	77,227	61.0	76,587	0.1	138.0	18.3		2,995	3.9	12
0.15 to <0.25	18,717	354	19,071	75.5	18,985	0.2	22.5	25.5		1,894	10.0	9
0.25 to <0.50	25,283	616	25,899	82.1	25,797	0.4	28.9	27.6		4,460	17.3	25
0.50 to <0.75	15,659	459	16,118	89.0	16,069	0.6	14.3	30.4		4,637	28.9	31
0.75 to <2.50	22,380	1,780	24,160	81.4	23,827	1.3	26.0	34.0		12,512	52.5	108
2.50 to <10.00	7,163	462	7,624	87.7	7,573	4.3	7.9	33.1		7,599	100.4	108
10.00 to <100.00	905	21	926	95.4	926	15.4	0.8	32.9		1,619	174.9	48
100.00 (default)	577	2	579	66.5	552	100.0	0.8	4.6[3]		585	106.0	27
Subtotal	166,261	5,344	171,605	51.0	170,315	1.0	239.0	24.5		36,302	21.3	368	152

UBS Group | Credit risk	17

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.22
0.00 to <0.15	242	3,498	3,741	53.1	2,098	0.0	455.5	37.2		45	2.1	0
0.15 to <0.25	127	1,355	1,482	49.6	798	0.2	208.9	41.9		55	6.8	1
0.25 to <0.50	163	580	743	50.5	456	0.4	98.1	45.6		61	13.4	1
0.50 to <0.75	141	320	461	49.9	300	0.6	69.9	46.6		65	21.8	1
0.75 to <2.50	306	772	1,078	50.3	703	1.4	141.9	48.9		287	40.8	5
2.50 to <10.00	328	150	478	31.7	351	4.2	82.6	49.6		326	92.9	8
10.00 to <100.00	56	10	67	51.6	62	19.2	15.0	55.7		153	248.2	7
100.00 (default)	41		41		25	100.0	21.1	40.0[3]		26	106.0	17
Subtotal	1,405	6,686	8,091	51.2	4,794	1.4	1,092.9	41.8		1,018	21.2	38	29

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.21
0.00 to <0.15	238	3,790	4,028	52.0	2,209	0.0	458.1	37.2		48	2.2	0
0.15 to <0.25	124	1,420	1,544	49.4	825	0.2	208.5	42.0		58	7.0	1
0.25 to <0.50	158	594	753	49.5	453	0.4	97.3	45.8		62	13.7	1
0.50 to <0.75	137	338	474	49.1	302	0.6	70.2	47.1		68	22.5	1
0.75 to <2.50	296	658	954	59.7	704	1.4	138.9	49.1		295	41.8	5
2.50 to <10.00	326	203	530	22.7	341	4.2	77.7	50.0		324	95.1	8
10.00 to <100.00	52	9	61	55.4	57	19.1	13.3	56.1		145	254.9	6
100.00 (default)	43		43		26	100.0	21.1	40.0[3]		27	106.0	17
Subtotal	1,373	7,013	8,386	51.0	4,917	1.3	1,085.1	42.2		1,028	20.9	38	29

UBS Group | Credit risk	18

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[1]

Retail: other retail as of 30.6.22[2]
0.00 to <0.15	118,082	272,365	390,447	18.3	167,877	0.0	475.7	29.0		8,189	4.9	21
0.15 to <0.25	4,525	8,467	12,993	19.4	6,169	0.2	11.2	27.7		796	12.9	3
0.25 to <0.50	8,045	11,754	19,799	18.6	10,230	0.4	14.1	32.5		2,478	24.2	12
0.50 to <0.75	7,539	13,683	21,222	20.0	10,280	0.6	17.3	24.6		2,597	25.3	16
0.75 to <2.50	7,006	10,420	17,426	21.2	9,214	1.2	37.8	31.2		3,933	42.7	34
2.50 to <10.00	1,322	1,545	2,868	21.0	1,645	3.8	3.3	54.8		1,629	99.0	38
10.00 to <100.00	271	240	511	18.3	307	20.3	0.9	26.3		233	76.0	16
100.00 (default)	83	1	84	42.0	57	100.0	<0.1	31.5[3]		60	106.0	24
Subtotal	146,872	318,477	465,349	18.5	205,778	0.2	560.5	29.2		19,914	9.7	162	38

Retail: other retail as of 31.12.21[2]
0.00 to <0.15	133,340	314,819	448,158	18.1	190,358	0.0	499.1	28.4		8,817	4.6	23
0.15 to <0.25	5,729	8,764	14,493	19.0	7,395	0.2	9.3	27.9		951	12.9	4
0.25 to <0.50	6,517	10,046	16,563	18.9	8,415	0.4	10.5	30.8		1,921	22.8	9
0.50 to <0.75	4,410	7,997	12,407	19.4	5,963	0.6	11.3	24.4		1,506	25.3	9
0.75 to <2.50	5,164	9,231	14,395	21.1	7,106	1.2	45.3	34.3		3,221	45.3	28
2.50 to <10.00	795	1,087	1,882	22.4	1,038	4.4	3.5	46.4		902	86.9	27
10.00 to <100.00	137	99	236	17.6	141	20.7	1.0	24.7		100	71.0	7
100.00 (default)	38	3	41	10.1	14	100.0	<0.1	61.1[3]		14	106.0	25
Subtotal	156,130	352,045	508,175	18.3	220,429	0.1	579.9	28.6		17,433	7.9	131	37

Total 30.6.22	615,591	400,713	1,016,304	23.1	705,861	0.6	1,934.0	30.0	1.3[4]	119,611	16.9	1,356	951
Total 31.12.21	628,870	438,375	1,067,245	23.0	724,901	0.5	1,943.8	29.5	1.3[4]	116,453	16.1	1,371	998

1 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Expected credit loss (ECL) allowances and provisions amounted to USD 1,107m as of 30 June 2022, as disclosed in “Note 7  Expected credit loss measurement” of the UBS Group AG second quarter 2022 report. This included USD 951m related to credit risk under the IRB approach, USD 150m related to credit risk under the standardized approach and USD 5m related to exposures under counterparty credit risk. The CR6 table includes ECL related to revocable off-balance sheet exposures of USD 36m, which are excluded from the “CR1: Credit quality of assets” table in this report.    2 In the second quarter of 2021, we began to phase in a quarterly RWA increase of USD 0.7bn related to a new model for structured margin loans and similar products in Global Wealth Management in the “Retail: other retail” asset class. The RWA increase is being phased in over five quarters. The associated changes to PD and LGD, as well as a refinement to the asset class allocation, primarily toward the corporate asset class, will only be reflected with the introduction of the new model that is expected to be implemented by the fourth quarter of 2022.    3 Average LGD for defaulted exposures disclosed in the table is not used to calculate RWA. The disclosed number is derived using ECL accounting provisions (stage 3) divided by total exposures pre-CCF.    4 Retail asset classes are excluded from the average maturity as maturity is not relevant for risk-weighting.

p

UBS Group | Credit risk	19

Credit derivatives used as CRM techniques

Semi-annual | Where credit derivatives are used as credit risk mitigation, the probability of default (PD) of the obligor is in general substituted with the PD of the hedge provider. In addition, default correlation between the obligor and the hedge provider is taken into account through the double default approach. p

›    Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section of this report for notional and fair value information about credit derivatives used as CRM

Semi-annual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques
		30.6.22		31.12.21
USD m		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	3,692	3,692	2,506	2,506
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,225	5,187	5,205	5,164
5	Public-sector entities, multi-lateral development banks – FIRB
6	Public-sector entities, multi-lateral development banks – AIRB	581	581	636	636
7	Corporates: specialized lending – FIRB
8	Corporates: specialized lending – AIRB	14,117	14,117	14,103	14,103
9	Corporates: other lending – FIRB
10	Corporates: other lending – AIRB	38,160	38,133	39,402	39,281
11	Retail: mortgage loans	36,969	36,969	36,302	36,302
12	Retail exposures: qualifying revolving retail (QRRE)	1,018	1,018	1,028	1,028
13	Retail: other	19,914	19,914	17,433	17,433
14	Equity positions (PD / LGD approach)
15	Total	119,676	119,611	116,614	116,453

p

UBS Group | Credit risk	20

RWA flow statements of credit risk exposures under IRB

Quarterly | The CR8 table below provides a breakdown of the credit risk RWA movements in the second quarter of 2022 across movement categories defined by the Basel Committee on Banking Supervision (BCBS). These categories are described in the “Credit risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Credit risk RWA under the A-IRB approach increased by USD 1bn to USD 119.6bn during the second quarter of 2022.

The RWA increase from asset size movements of USD 0.4bn was predominantly driven by increases from loans in Global Wealth Management, as well as nostro and HQLA balances in Group Functions.

The increase in RWA from asset quality of USD 1.4bn was mainly due to rating deteriorations related to Lombard lending in Global Wealth Management.

Model updates of USD 1.8bn mainly reflected updates of USD 1.0bn related to the LGD model for mortgages in Switzerland and the quarterly phase-in of USD 0.7bn for structured margin loans and similar products in Global Wealth Management. Foreign exchange movements led to an RWA decrease of USD 2.6bn.

CR8: RWA flow statements of credit risk exposures under IRB
USD m		For the quarter ended 30.6.22	For the quarter ended 31.3.22
1	RWA as of the beginning of the quarter	118,609	116,453
2	Asset size	381	1,415
3	Asset quality	1,418	682
4	Model updates	1,840	1,180
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(2,637)	(1,121)
8	Other
9	RWA as of the end of the quarter	119,611	118,609

p

Equity exposures

Semi-annual | The table below provides information about our equity exposures under the simple risk-weight method.

CR10: IRB (equities under the simple risk-weight method)
USD m, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[1]	Exposure amount[2]	RWA[1]

30.6.22
Exchange-traded equity exposures	10		300	10	32
Other equity exposures	850		400	850	3,601
Total	860			860	3,634

31.12.21
Exchange-traded equity exposures	24		300	24	78
Other equity exposures	783		400	783	3,319
Total	807			807	3,396

1 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    2 The exposure amount for equities in the banking book is based on the net position.

p

UBS Group | Credit risk	21

Counterparty credit risk

Introduction

Semi-annual I This section provides information about the exposures subject to the Basel III counterparty credit risk (CCR) framework. CCR arises from over-the-counter (OTC) and exchange-traded derivatives (ETDs), securities financing transactions (SFTs), and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure (SEPE) as defined in the Basel III framework. For the rest of the derivatives portfolio, we apply the standardized approach for counterparty credit risk (SA-CCR). For the majority of SFTs (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out-period (COP) approach. For the rest of the SFTs portfolio, we apply the comprehensive approach for credit risk mitigation. p

Counterparty credit exposure

Semi-annual I The CCR1 table below presents the methods used to calculate counterparty credit risk exposure. Compared with 31 December 2021, exposures related to the comprehensive approach for credit risk mitigation for SFTs decreased by USD 8.0bn, mainly due to lower levels of client activity in the Investment Bank. This decrease was partly offset by increases in exposures related to the internal model method and SA-CCR of USD 3.4bn and USD 2.8bn, respectively, primarily reflecting market-driven movements on foreign currency and interest rate contracts in the Investment Bank.

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD m, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

30.6.22
1	SA-CCR (for derivatives)	5,671	5,586		1.4	15,760	6,374
2	Internal model method (for derivatives)			29,629	1.6	47,406	17,390
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					12,806	3,480
5	VaR (for SFTs)					38,619	10,178
6	Total					114,591	37,422

31.12.21
1	SA-CCR (for derivatives)	3,792	5,446		1.4	12,933	4,635
2	Internal model method (for derivatives)			27,493	1.6	43,989	17,150
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					20,773	5,198
5	VaR (for SFTs)					39,285	8,730
6	Total					116,980	35,712

p

UBS Group | Counterparty credit risk	22

Semi-annual | The CCR2 table below presents the credit valuation adjustment (CVA) capital charge with a breakdown by standardized and advanced approaches. In addition to the default risk capital requirements for CCR on derivatives, we are required to add a CVA capital charge to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality. The advanced CVA value-at-risk (VaR) approach has been used to calculate the CVA capital charge where we use the internal model method (the IMM). Where this is not the case, the standardized CVA approach has been used.

Compared with 31 December 2021, CVA risk-weighted assets (RWA) increased by USD 0.3bn to USD 3.9bn, primarily due to higher derivative exposures, mainly as a result of higher levels of client activity, as well as a methodology and policy change related to standardized CVA for Global Wealth Management derivatives with Lombard ratings.

CCR2: Credit valuation adjustment (CVA) capital charge
		30.6.22		31.12.21
USD m		EAD post-CRM	RWA	EAD post-CRM	RWA
	Total portfolios subject to the advanced CVA capital charge	46,920	1,038	43,666	985
1	(i) VaR component (including the 3× multiplier)		155		212
2	(ii) Stressed VaR component (including the 3× multiplier)		882		773
3	All portfolios subject to the standardized CVA capital charge	14,908	2,833	12,652	2,626
4	Total subject to the CVA capital charge	61,827	3,871	56,318	3,611

p

Semi-annual | The CCR3 table below provides information about our CCR exposures under the standardized approach. Compared with 31 December 2021, total exposures decreased by USD 1.9bn to USD 2.4bn, primarily due to margin loans no longer being risk-weighted under the standardized approach with a 75% risk-weight, following the implementation of a new advanced internal ratings-based (A-IRB) model for structured margin loans in the Investment Bank.

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD m
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 30.6.22
1	Central governments and central banks
2	Banks and securities dealers			108	57		1			167
3	Public-sector entities and multi-lateral development banks			32	44		0			76
4	Corporates			0	65		1,976	1		2,041
5	Retail					58	102			160
6	Equity									0
7	Other assets									0
8	Total			140	166	58	2,080	1		2,445

	Regulatory portfolio as of 31.12.21
1	Central governments and central banks
2	Banks and securities dealers			35	28	0	2			65
3	Public-sector entities and multi-lateral development banks			136	63					199
4	Corporates			25	95	2,134	1,722	0		3,976
5	Retail					13	83			96
6	Equity
7	Other assets
8	Total			196	186	2,147	1,808	0		4,337

p

Semi-annual | The CCR4 table on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the A-IRB approach across Swiss Financial Market Supervisory Authority (FINMA)-defined asset classes. Compared with 31 December 2021, exposure at default (EAD) post-credit risk mitigation (CRM) decreased by USD 0.5bn to USD 112.1bn across the various asset classes. RWA increased by USD 3.0bn to USD 35.2bn.

In the Central governments and central banks asset class, EAD post-CRM decreased by USD 2.1bn to USD 8.5bn and RWA decreased by USD 0.2bn to USD 0.7bn, mainly as a result of lower levels of activity in SFTs in the Investment Bank and Group Functions.

UBS Group | Counterparty credit risk	23

In the Banks and securities dealers asset class, EAD post-CRM increased by USD 1.4bn to USD 24.0bn and RWA increased by USD 0.5bn to USD 6.4bn, primarily reflecting market-driven movements on foreign currency and interest rate contracts.

In the Public-sector entities and multi-lateral development banks asset class, EAD post-CRM increased by USD 0.1bn to USD 0.6bn and RWA remained unchanged at USD 0.1bn.

In the Corporates: including specialized lending asset class, EAD post-CRM decreased by USD 0.4bn to USD 71.9bn, primarily due to exposure decreases in SFTs, mainly as a result of lower levels of client activity in the Investment Bank. RWA increased by USD 2.7bn to USD 27.4bn, primarily driven by the implementation of a new structured margin lending model of USD 1.7bn and the model updates to margin period of risk of USD 1.1bn, as well as the implementation of an exposure-at-default floor of USD 0.3bn for prime brokerage clients, partly offset by a decrease as a result of the aforementioned decrease in exposures.

In the Retail: other retail asset class, EAD post-CRM increased by USD 0.4bn to USD 7.1bn and RWA increased by USD 0.1bn to USD 0.7bn, mainly due to increases in derivatives in Global Wealth Management.

›    Refer to the “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)” table in this section of this report for more information about RWA, including details of movements in CCR RWA

›    Refer to the “Risk-weighted assets” section of our 31 March 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about RWA in the first quarter of 2022

CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Central governments and central banks as of 30.6.22
0.00 to <0.15	8,151	0.0	0.1	39.5	0.5	422	5.2
0.15 to <0.25	216	0.2	< 0.1	54.1	0.3	56	25.9
0.25 to <0.50	179	0.3	< 0.1	97.8	1.0	172	96.4
0.50 to <0.75
0.75 to <2.50	1	1.6	< 0.1	65.0	1.0	1	136.2
2.50 to <10.00	0	2.6	< 0.1	75.0	1.0	0	228.3
10.00 to <100.00
100.00 (default)
Subtotal	8,547	0.0	0.1	41.1	0.5	652	7.6

Central governments and central banks as of 31.12.21
0.00 to <0.15	10,084	0.0	0.1	35.7	0.6	410	4.1
0.15 to <0.25	164	0.2	<0.1	66.3	0.3	52	32.1
0.25 to <0.50	368	0.3	<0.1	93.4	0.7	333	90.4
0.50 to <0.75	6	0.7	<0.1	100.0	1.0	9	146.2
0.75 to <2.50	2	1.6	<0.1	65.0	1.0	3	136.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	10,624	0.0	0.1	38.2	0.6	807	7.6

Banks and securities dealers as of 30.6.22
0.00 to <0.15	17,853	0.1	0.4	49.6	0.7	3,307	18.5
0.15 to <0.25	3,565	0.2	0.2	50.1	0.7	1,310	36.7
0.25 to <0.50	1,607	0.4	0.1	53.5	0.7	790	49.1
0.50 to <0.75	411	0.6	< 0.1	55.3	0.7	295	71.8
0.75 to <2.50	534	1.2	0.1	55.0	0.8	583	109.3
2.50 to <10.00	53	3.9	< 0.1	77.4	0.5	81	151.6
10.00 to <100.00	0	19.7	< 0.1	78.0	1.0	0	463.8
100.00 (default)
Subtotal	24,024	0.1	0.9	50.2	0.7	6,366	26.5

Banks and securities dealers as of 31.12.21
0.00 to <0.15	16,427	0.1	0.4	49.4	0.7	2,848	17.3
0.15 to <0.25	3,555	0.2	0.2	48.9	0.6	1,238	34.8
0.25 to <0.50	1,587	0.4	0.2	53.5	0.7	839	52.8
0.50 to <0.75	449	0.6	<0.1	60.8	0.8	405	90.1
0.75 to <2.50	512	1.3	0.1	44.8	0.7	481	94.0
2.50 to <10.00	56	3.4	<0.1	76.4	0.7	103	184.5
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	244.7
100.00 (default)
Subtotal	22,586	0.2	0.9	49.8	0.7	5,915	26.2

UBS Group | Counterparty credit risk	24

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Public-sector entities and multi-lateral development banks as of 30.6.22
0.00 to <0.15	507	0.0	< 0.1	53.0	1.1	56	11.0
0.15 to <0.25	93	0.2	< 0.1	46.5	1.2	24	26.2
0.25 to <0.50	0	0.4	< 0.1	100.0	1.0	0	81.4
0.50 to <0.75
0.75 to <2.50	0	1.9	< 0.1	5.0	1.0	0	8.9
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	600	0.0	< 0.1	52.0	1.1	81	13.4

Public-sector entities and multi-lateral development banks as of 31.12.21
0.00 to <0.15	383	0.0	<0.1	69.8	1.2	76	19.8
0.15 to <0.25	117	0.2	<0.1	27.5	1.4	18	15.5
0.25 to <0.50	0	0.4	<0.1	100.0	1.0	0	81.5
0.50 to <0.75
0.75 to <2.50
2.50 to <10.00	0	2.7	<0.1	5.0	1.0	0	9.8
10.00 to <100.00
100.00 (default)
Subtotal	501	0.1	0.0	60.0	1.2	94	18.8

Corporates: including specialized lending as of 30.6.22[2]
0.00 to <0.15	48,067	0.0	12.5	34.2	0.5	6,514	13.6
0.15 to <0.25	10,276	0.2	2.1	53.6	0.6	5,976	58.2
0.25 to <0.50	3,173	0.4	0.6	85.2	0.7	4,450	140.3
0.50 to <0.75	2,363	0.6	0.6	68.9	0.5	4,114	174.1
0.75 to <2.50	5,689	1.3	1.1	28.4	0.5	4,085	71.8
2.50 to <10.00	2,284	4.1	0.1	19.5	1.5	2,234	97.8
10.00 to <100.00	2	13.4	< 0.1	63.3	1.0	14	755.8
100.00 (default)	10	100.0	< 0.1		2.4	10	106.0
Subtotal	71,864	0.3	17.1	39.5	0.6	27,398	38.1

Corporates: including specialized lending as of 31.12.21[2]
0.00 to <0.15	48,743	0.0	11.5	33.8	0.5	6,173	12.7
0.15 to <0.25	7,935	0.2	2.1	54.1	0.6	4,574	57.6
0.25 to <0.50	3,337	0.4	0.7	86.1	0.7	4,767	142.9
0.50 to <0.75	2,799	0.6	0.7	44.4	0.5	3,006	107.4
0.75 to <2.50	7,748	1.2	1.2	23.4	0.4	4,781	61.7
2.50 to <10.00	1,655	2.9	0.2	17.7	0.5	1,372	82.9
10.00 to <100.00	0	13.0	<0.1	50.0	1.0	0	424.9
100.00 (default)	20	100.0	<0.1		2.4	20	102.6
Subtotal	72,236	0.3	16.2	37.3	0.5	24,693	34.2

Retail: other retail as of 30.6.22[4]
0.00 to <0.15	5,658	0.0	17.7	28.7		253	4.5
0.15 to <0.25	290	0.2	1.0	27.5		35	12.0
0.25 to <0.50	364	0.4	1.2	39.0		106	29.0
0.50 to <0.75	185	0.6	0.7	28.0		55	29.6
0.75 to <2.50	495	1.1	1.0	28.2		192	38.9
2.50 to <10.00	108	3.2	0.2	32.5		66	60.9
10.00 to <100.00	11	21.7	< 0.1	21.3		7	60.7
100.00 (default)
Subtotal	7,110	0.2	21.9	29.2		713	10.0

Retail: other retail as of 31.12.21
0.00 to <0.15	5,534	0.0	12.8	28.3		253	4.6
0.15 to <0.25	126	0.2	0.1	24.9		13	10.5
0.25 to <0.50	168	0.3	0.2	35.2		45	27.0
0.50 to <0.75	123	0.6	0.1	30.0		51	41.4
0.75 to <2.50	684	1.0	8.3	29.0		262	38.3
2.50 to <10.00	52	3.1	<0.1	28.9		25	49.2
10.00 to <100.00	9	13.9	<0.1	31.9		7	74.6
100.00 (default)
Subtotal	6,696	0.2	21.6	28.5		657	9.8

Total 30.6.22	112,146	0.3	40.0	41.3	0.6[3]	35,209	31.4
Total 31.12.21	112,644	0.2	39.0	39.5	0.5[3]	32,166	28.6

1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.    2 Includes exposures to managed funds.    3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.    4 From 30 June 2022 onward, we have refined the limit information for Lombard trading clients, which resulted in a change in the distribution of the numbers of obligors by probability of default range.

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UBS Group | Counterparty credit risk	25

Semi-annual | The CCR5 table below presents a breakdown of collateral posted or received relating to counterparty credit risk exposures from derivative transactions or SFTs.

Compared with 31 December 2021, the fair value of collateral received for derivatives increased by USD 11.9bn to USD 85.4bn, and the fair value of collateral posted increased by USD 6.3bn to USD 63.3bn, mainly in the Investment Bank’s Global Markets business primarily following an increase in replacement values as a result of higher foreign-exchange and rates volatility in the first half of 2022.

The fair value of collateral received for SFTs decreased by USD 101.8bn to USD 557.8bn, and the fair value of collateral posted for SFTs decreased by USD 54.4bn to USD 419.2bn, primarily driven by lower levels of client activity related to equity securities and sovereign debt in Group Treasury and the Investment Bank.

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD m	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

30.6.22
Cash – domestic currency[4]	3,133	28,749	31,883	2,022	18,526	20,548	35,345	62,856
Cash – other currencies[4]	0	24,222	24,222	6,124	17,081	23,205	13,788	25,848
Sovereign debt	6,900	11,566	18,466	2,620	9,865	12,485	210,988	147,333
Other debt securities	1,357	2,751	4,108	140	2,217	2,357	66,098	33,899
Equity securities	6,425	309	6,734	2,704	1,978	4,682	231,573	149,238
Total	17,815	67,598	85,413	13,609	49,668	63,276	557,792	419,174

31.12.21
Cash – domestic currency[4]	1,856	18,833	20,689	2,265	12,138	14,403	28,985	68,484
Cash – other currencies[4]	0	21,755	21,755	3,051	13,167	16,218	11,330	30,603
Sovereign debt	6,943	9,579	16,522	7,435	8,214	15,649	249,209	166,892
Other debt securities	1,312	3,500	4,812	203	745	947	74,238	36,152
Equity securities	9,466	268	9,735	3,070	6,695	9,765	295,834	171,492
Total	19,578	53,935	73,513	16,023	40,959	56,982	659,595	473,623

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the event of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client. Furthermore, it includes posted collateral, which is held in a segregated, bankruptcy-remote account and is therefore not considered in the determination of the net independent collateral amount.    4 Cash collateral received and posted for derivatives and SFTs are subject to netting recognized on the IFRS balance sheet.

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Semi-annual | The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.

Compared with 31 December 2021, notionals for credit derivatives increased by USD 2.9bn to USD 59.0bn for protection bought and by USD 6.1bn to USD 52.5bn for protection sold. This was primarily driven by index credit default swaps and single-name credit default swaps, mostly due to higher levels of client activity that resulted from higher market volatility, partly offset by trade compression activity in the Investment Bank and Group Treasury.

CCR6: Credit derivatives exposures
	30.6.22		31.12.21
USD m	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	25,060	27,314	24,167	26,431
Index credit default swaps	27,769	23,566	25,554	18,842
Total return swaps	1,821	626	2,354	623
Credit options	4,325	1,000	4,000	500
Total notionals	58,975	52,506	56,075	46,396
Fair values
Positive fair value (asset)	1,724	379	488	937
Negative fair value (liability)	505	1,325	1,193	570
1 Includes notional amounts for client-cleared transactions.

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UBS Group | Counterparty credit risk	26

Counterparty credit risk risk-weighted assets

Quarterly | The CCR7 table below presents a flow statement explaining changes in counterparty credit risk RWA determined under the IMM for derivatives and the VaR approach for SFTs.

CCR RWA on derivatives under the IMM decreased by USD 0.7bn to USD 17.8bn during the second quarter of 2022, primarily due to currency effects.

CCR RWA on SFTs under the VaR approach increased by USD 0.6bn to USD 10.3bn during the second quarter of 2022. Model updates resulted in increases of USD 1.0bn, mainly related to updates to the margin period of risk for prime brokerage clients, as well as increases in regulatory add-ons of USD 0.3bn, related to the implementation of an exposure-at-default floor of USD 0.3bn for prime brokerage clients. These increases were partly offset by asset size decreases of USD 0.3bn, mainly due to lower levels of client activity, as well as decreases in currency effects of USD 0.2bn.

›    Refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.6.22			For the quarter ended 31.3.22
USD m		Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	18,480	9,625	28,105	17,506	8,854	26,360
2	Asset size	(35)	(339)	(374)	1,049	828	1,877
3	Credit quality of counterparties	16	(95)	(79)	54	4	59
4	Model updates	87	980	1,067	14		14
5	Methodology and policy		294	294
5a	of which: regulatory add-ons		294	294
6	Acquisitions and disposals
7	Foreign exchange movements	(762)	(203)	(965)	(143)	(61)	(204)
8	Other
9	RWA as of the end of the quarter	17,786	10,263	28,049	18,480	9,625	28,105

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Semi-annual | The CCR8 table below presents a breakdown of exposures to central counterparties and related RWA. Compared with 31 December 2021, exposures to qualifying central counterparties (QCCPs) increased by USD 4.8bn to USD 68.3bn, primarily due to market movements.

CCR8: Exposures to central counterparties
		30.6.22		31.12.21
USD m		EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)[1]	68,346	1,568	63,590	1,667
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	32,778	552	31,939	499
3	(i) OTC derivatives	2,291	42	2,209	41
4	(ii) Exchange-traded derivatives	25,195	405	25,022	365
5	(iii) Securities financing transactions	5,292	106	4,708	94
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin[2]	33,754	238	29,187	150
9	Pre-funded default fund contributions	1,813	778	2,464	1,017
10	Unfunded default fund contributions
11	Exposures to non-QCCPs (total)	252	438	379	601
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	215	215	311	311
13	(i) OTC derivatives			1	1
14	(ii) Exchange-traded derivatives	201	201	236	236
15	(iii) Securities financing transactions	14	14	74	74
16	(iv) Netting sets where cross-product netting has been approved
17	Segregated initial margin
18	Non-segregated initial margin[2]	8	8	48	48
19	Pre-funded default fund contributions	15	51	8	104
20	Unfunded default fund contributions	13	164	11	138

1 Qualifying central counterparties (QCCPs) are entities licensed by regulators to operate as CCPs and meet the requirements outlined in FINMA Circular 2017/7.    2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs and line 12 for non-QCCPs). The exposures for non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The RWA reflect the exposure multiplied by the applied risk weight of derivatives. Under SA-CCR, collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.

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UBS Group | Counterparty credit risk	27

Securitizations

Securitization exposures in the banking and trading book

Semi-annual | The ”Securitization exposures in the banking and trading book and associated regulatory capital requirements” table outlines the carrying values in the banking and trading books as of 30 June 2022 and 31 December 2021. For synthetic securitization transactions, the amounts disclosed reflect the net exposure amounts of the securitized exposures. The table also shows the risk-weighted assets (the RWA) from securitization and the capital charge after application of the revised securitization framework caps. The semi-annual securitization disclosures (SEC1–SEC4) have been condensed into the aforementioned form based on materiality. p

›    Refer to our 31 December 2020 and 31 December 2021 Pillar 3 Reports, available under “Pillar 3 disclosures” at ubs.com/investors, for more information on the definition of securitization and our role in securitization transactions

Development of securitization exposures in the first half of 2022

Semi-annual | Compared with 31 December 2021, securitization exposures in the banking book increased by USD 220m, primarily due to wholesale exposures where UBS acts as an investor. RWA related to securitization exposures in the banking book decreased by USD 166m due to the repayment of retail exposures in our Non-core and Legacy Portfolio within Group Functions, which we continue to wind down. The securitization exposures in the trading book decreased by USD 176m, mainly related to secondary trading in commercial mortgage-backed securities in the Investment Bank.

Securitization exposures in the banking and trading book and associated regulatory capital requirements
USD m	Carrying value/EAD	RWA	Total capital charge after cap

30.6.22
Asset Classes – Banking Book[1]
Retail	2	20	2
Wholesale	941	189	15
Re-securitization	0	0	0
Total Banking Book	943	209	17
of which: UBS acts as investor	943	209	17
of which: UBS acts as originator and / or sponsor	0	0	0
Asset Classes – Trading Book
Retail	24	108	9
Wholesale	333	423	34
Re-securitization	7	84	7
Total Trading Book	364	615	49
Total	1,307	824	66

31.12.21
Asset Classes – Banking Book[1]
Retail	36	256	20
Wholesale	686	119	10
Re-securitization	0	0	0
Total Banking Book	723	375	30
of which: UBS acts as investor	688	141	11
of which: UBS acts as originator and / or sponsor	35	234	19
Asset Classes – Trading Book
Retail	56	113	9
Wholesale	476	447	36
Re-securitization	8	92	7
Total Trading Book	540	652	52
Total	1,263	1,027	82
1 Of the securitization exposures in the banking book, 99.6% carried a risk weighting of up to 100% as of 30 June 2022 (31 December 2021: 95.0%).

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UBS Group | Securitizations	28

Market risk

Overview

Semi-annual | The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed value-at-risk (SVaR), an add-on for risks that are potentially not fully modeled in VaR (risks not in VaR, or RniV), the incremental risk charge (IRC) and the securitization framework for securitization positions in the trading book. p

›    Refer to the “Market risk” and “Securitizations” sections of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about each of these components

Market risk risk-weighted assets

Market risk RWA development in the second quarter of 2022

Quarterly | The three main components that contribute to market risk RWA are VaR, SVaR and IRC. The VaR and SVaR components include the RWA charge for RniV.

The MR2 table below provides a breakdown of the movement in market risk RWA in the second quarter of 2022 under an internal models approach across those components, pursuant to the movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described in the “Market risk” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Market risk RWA under an internal models approach increased by USD 1.6bn to USD 14.9bn in the second quarter of 2022, mainly due to an increase in asset size and other movements primarily related to higher average regulatory and stressed value-at-risk levels in the Investment Bank’s Global Markets business on the back of continued market volatility from the previous quarter, as well as an increase in regulatory add-ons that reflected updates from the monthly RniV assessment. This was partially offset by a decrease primarily driven by the introduction of a VaR model change. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

The FINMA VaR multiplier derived from backtesting exceptions for market risk RWA was unchanged compared with the prior quarter, at 3.0.

MR2: RWA flow statements of market risk exposures under an IMA[1]
USD m		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.21	2,872	5,883	1,673			10,428
1a	Regulatory adjustment	(2,368)	(4,916)	(284)			(7,567)
1b	RWA at previous quarter-end (end of day)	504	968	1,389			2,860
2	Movement in risk levels	1,996	2,028	180			4,204
3	Model updates / changes	(161)	36	0			(125)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	39	87	0			126
8a	RWA at the end of the reporting period (end of day)	2,379	3,118	1,569			7,065
8b	Regulatory adjustment	1,985	4,227	66			6,279
8c	RWA as of 31.3.22	4,364	7,345	1,635			13,344
1	RWA as of 31.3.22	4,364	7,345	1,635			13,344
1a	Regulatory adjustment	(1,985)	(4,227)	(66)			(6,279)
1b	RWA at previous quarter-end (end of day)	2,379	3,118	1,569			7,065
2	Movement in risk levels	(1,002)	(426)	140			(1,288)
3	Model updates / changes	5	(41)	0			(36)
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	82	176	0			258
8a	RWA at the end of the reporting period (end of day)	1,464	2,827	1,709			5,999
8b	Regulatory adjustment	3,493	5,404	0			8,897
8c	RWA as of 30.6.22	4,956	8,231	1,709			14,896
1 Components that describe movements in RWA are presented in italics.

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UBS Group | Market risk	29

Securitization positions in the trading book

Semi-annual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in the Non-core and Legacy Portfolio within Group Functions that we continue to wind down.

Securitization exposures in the trading book is the only relevant disclosure component of market risk under the standardized approach. Securitization exposures subject to market risk RWA decreased by USD 176m to USD 354m as of 30 June 2022. p

›    Refer to the “Securitizations” section of this report for more information about the securitization exposures in the trading book

Regulatory calculation of market risk

Semi-annual | The MR3 table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge. Since the second quarter of 2019, we have not held eligible correlation trading positions.

During the first half of 2022, 10-day 99% regulatory VaR and SVaR increased, driven by heightened market volatility compared with the second half of 2021.

MR3: IMA values for trading portfolios
		For the six-month period ended 30.6.22	For the six-month period ended 31.12.21
USD m
	VaR (10-day 99%)
1	Maximum value	152	130
2	Average value	92	80
3	Minimum value	30	9
4	Period end	52	21
	Stressed VaR (10-day 99%)
5	Maximum value	191	197
6	Average value	127	127
7	Minimum value	45	29
8	Period end	164	40
	Incremental risk charge (99.9%)
9	Maximum value	155	232
10	Average value	119	130
11	Minimum value	75	98
12	Period end	137	111
	Comprehensive risk capital charge (99.9%)
13	Maximum value
14	Average value
15	Minimum value
16	Period end
17	Floor (standardized measurement method)

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UBS Group | Market risk	30

MR4: Comparison of VaR estimates with gains/losses

Semi-annual | VaR backtesting is a performance measurement process in which a 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and 1-day holding period for the regulatory VaR population. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions, and revenues from intraday trading, to provide for a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Statistically, given the 99% confidence level, 2 or 3 backtesting exceptions a year can be expected. More than 4 exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a long period. However, as noted under “VaR limitations” in the “Risk management and control” section of our Annual Report 2021, a sudden increase (or decrease) in market volatility relative to the five-year window could lead to a higher (or lower) number of exceptions. Therefore Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with the results reported to senior business management, the Group Chief Risk Officer and the Group Chief Market & Treasury Risk Officer. Internal and external auditors and relevant regulators are also informed of backtesting exceptions.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart below shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for the first half of 2022. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is due to the long gamma risk profile historically run in the Investment Bank.

The actual trading revenues include backtesting and intraday revenues.

There were no new Group VaR negative backtesting exceptions in the first half of 2022, and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased to 1 from 2. As these backtesting exceptions remained below 5, the FINMA VaR multiplier used to compute regulatory and stressed VaR RWA remained unchanged at 3 throughout the period.

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UBS Group | Market risk	31

Going and gone concern requirements and eligible capital

Quarterly | The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA).

›    Refer to the “Capital management” section of our second quarter 2022 report, available under ”Quarterly reporting” at ubs.com/investor, for more information about capital management

Swiss SRB going and gone concern requirements and information
As of 30.6.22	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	45,207	5.00[1]	51,271
Common equity tier 1 capital	10.02	31,633	3.50[2]	35,890
of which: minimum capital	4.50	14,206	1.50	15,381
of which: buffer capital	5.50	17,363	2.00	20,508
of which: countercyclical buffer	0.02	64
Maximum additional tier 1 capital	4.30	13,574	1.50	15,381
of which: additional tier 1 capital	3.50	11,049	1.50	15,381
of which: additional tier 1 buffer capital	0.80	2,525

Eligible going concern capital
Total going concern capital	18.98	59,907	5.84	59,907
Common equity tier 1 capital	14.19	44,798	4.37	44,798
Total loss-absorbing additional tier 1 capital[3]	4.79	15,108	1.47	15,108
of which: high-trigger loss-absorbing additional tier 1 capital	4.40	13,889	1.35	13,889
of which: low-trigger loss-absorbing additional tier 1 capital	0.39	1,219	0.12	1,219

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.77	34,011	3.78	38,756
of which: base requirement[5]	12.86	40,597	4.50	46,144
of which: additional requirement for market share and LRD	1.44	4,546	0.50	5,127
of which: applicable reduction on requirements	(3.53)	(11,132)	(1.22)	(12,515)
of which: rebate granted[6]	(3.14)	(9,897)	(1.10)	(11,280)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.39)	(1,236)	(0.12)	(1,236)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.68	46,342	4.52	46,342
Total tier 2 capital	0.95	3,009	0.29	3,009
of which: low-trigger loss-absorbing tier 2 capital	0.78	2,471	0.24	2,471
of which: non-Basel III-compliant tier 2 capital	0.17	538	0.05	538
TLAC-eligible senior unsecured debt	13.73	43,333	4.23	43,333

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.09	79,218	8.78	90,027
Eligible total loss-absorbing capacity	33.66	106,248	10.36	106,248

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		315,685
Leverage ratio denominator				1,025,422

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher-quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 Based on the actions we completed up to December 2021 to improve resolvability, FINMA granted an increase in the rebate on the gone concern requirement from 55.0% to 65.0% of the maximum rebate, effective from 1 July 2022.

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UBS Group | Going and gone concern requirements and eligible capital	32

Semi-annual | The CCyB1 table below provides details of the underlying exposures and risk-weighted assets (RWA) used in the computation of the countercyclical capital buffer (CCyB) requirement applicable to UBS Group AG consolidated. There were no changes in the countercyclical buffer requirement during the first half of 2022.

›    Refer to the “Risk management and control” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors, for further information about the methodology of geographical allocation used

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated	30.6.22
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong SAR	1.00	7,527	2,149
Luxembourg	0.50	19,651	4,122
Sum		27,177	6,271
Total		643,482	206,583	0.02	64

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under the following categories: “Credit risk,” “Counterparty credit risk,” “Equity positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below thresholds for deduction.”

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Explanation of the differences between the IFRS and regulatory scopes of consolidation

Semi-annual | As of 30 June 2022, UBS Asset Management Life Ltd (total assets on a standalone basis as of 30 June 2022: USD 14,537m; total equity on a standalone basis as of 30 June 2022: USD 26m) represented the most significant entity that was included in the IFRS scope of consolidation but not in the regulatory scope of consolidation. This life insurance entity accounts for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table. Such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 30 June 2022, entities consolidated under either IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under either the IFRS or the regulatory scope. As of 30 June 2022, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, and stock and financial futures exchanges) and included our participation in SIX Group. These investments are risk-weighted based on applicable threshold rules. p

›    Refer to the “Our evolution” section and “Note 1 Summary of material accounting policies” in the “Consolidated financial statements” section, respectively, of our Annual Report 2021, available under “Annual reporting” at ubs.com/investors,  for more information about the legal structure of UBS Group and the IFRS scope of consolidation

›    Refer to the “Linkage between financial statements and regulatory exposures” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about differences between the IFRS and regulatory scopes of consolidation

UBS Group | Going and gone concern requirements and eligible capital	33

Semi-annual | The CC2 table below and on the following page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “CC1: Composition of regulatory capital” table.

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.22	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated or proportionally consolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD m
Assets
Cash and balances at central banks	190,353	0		190,353
Loans and advances to banks	16,596	(90)		16,506
Receivables from securities financing transactions	63,291	(18)		63,273
Cash collateral receivables on derivative instruments	43,763			43,763
Loans and advances to customers	383,898	42		383,939
Other financial assets measured at amortized cost	37,528	(85)		37,443
Total financial assets measured at amortized cost	735,428	(152)		735,276
Financial assets at fair value held for trading	99,507	1		99,507
of which: assets pledged as collateral that may be sold or repledged by counterparties	33,830			33,830
Derivative financial instruments	160,524	20		160,544
Brokerage receivables	19,289			19,289
Financial assets at fair value not held for trading	57,637	(14,352)		43,285
Total financial assets measured at fair value through profit or loss	336,957	(14,331)		322,626
Financial assets measured at fair value through other comprehensive income	2,251	(36)		2,215
Investments in associates	1,094	48		1,142
of which: goodwill	22			22	4
Property, equipment and software	12,049	(47)		12,002
Goodwill and intangible assets	6,312	(71)		6,241
of which: goodwill	6,065			6,065	4
of which: intangible assets	247	(71)		177	5
Deferred tax assets	9,119	(3)		9,116
of which: deferred tax assets recognized for tax loss carry-forwards	4,296	(7)		4,288	6
of which: deferred tax assets on temporary differences	4,823	4		4,828	10
Other non-financial assets	9,984	(5)		9,979
of which: net defined benefit pension and other post-employment assets	533			533	8
Total assets	1,113,193	(14,597)		1,098,596

UBS Group | Going and gone concern requirements and eligible capital	34

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.22	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated or proportionally consolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
USD m
Liabilities
Amounts due to banks	15,202			15,202
Payables from securities financing transactions	5,956			5,956
Cash collateral payables on derivative instruments	40,468			40,468
Customer deposits	512,216	19		512,235
Debt issued measured at amortized cost	121,896	0		121,896
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	12,076			12,076	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	1,219			1,219	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	4,471			4,471	11
Other financial liabilities measured at amortized cost	9,930	14		9,944
Total financial liabilities measured at amortized cost	705,669	33		705,702
Financial liabilities at fair value held for trading	30,450			30,450
Derivative financial instruments	156,888	14		156,902
Brokerage payables designated at fair value	49,798			49,798
Debt issued designated at fair value	72,264	1		72,265
Other financial liabilities designated at fair value	28,566	(14,503)		14,063
Total financial liabilities measured at fair value through profit or loss	337,966	(14,488)		323,478
Provisions	3,465	(1)		3,464
Other non-financial liabilities	8,910	(4)		8,906
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP)) [2]	1,311			1,311	9
of which: deferred tax liabilities related to goodwill	309			309	4
of which: deferred tax liabilities related to other intangible assets	3			3	5
Total liabilities	1,056,010	(14,461)		1,041,549
Equity
Share capital	304			304	1
Share premium	13,202			13,202	1
Treasury shares	(4,412)			(4,412)	3
Retained earnings	46,598	(8)		46,591	2
Other comprehensive income recognized directly in equity, net of tax	1,152	10		1,162	3
of which: unrealized gains / (losses) from cash flow hedges	(2,713)			(2,713)	7
Equity attributable to shareholders	56,845	2		56,847
Equity attributable to non-controlling interests	339	(138)		201
Total equity	57,184	(136)		57,047
Total liabilities and equity	1,113,193	(14,597)		1,098,596

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.    2 IFRS carrying amount of total DCCP liabilities was USD 1,473m as of 30 June 2022. Refer to the “Compensation” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors, for more information about the DCCP.

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UBS Group | Going and gone concern requirements and eligible capital	35

Semi-annual | The CC1 table below and on the following pages provides the composition of capital in the format prescribed by the BCBS and FINMA, and is based on BCBS Basel III rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.

›    Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt,” available under “Bondholder information” at ubs.com/investors,  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions

CC1: Composition of regulatory capital
As of 30.6.22		Amounts	References[1]
USD m, except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	13,506	1
2	Retained earnings	46,591	2
3	Accumulated other comprehensive income (and other reserves)	(3,250)	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	56,847
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(211)
8	Goodwill (net of related tax liability)	(5,776)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(174)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(4,401)	6
11	Cash flow hedge reserve	2,713	7
12	Shortfall of provisions to expected losses	(501)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	(503)
15	Defined benefit pension fund net assets	(471)	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)	(1,244)	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)		10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard
26b	Other adjustments	(1,479)[3]
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(12,048)
29	Common Equity Tier 1 capital (CET1)	44,798

UBS Group | Going and gone concern requirements and eligible capital	36

CC1: Composition of regulatory capital (continued)
As of 30.6.22		Amounts	References[1]
USD m, except where indicated
	Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	15,108
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	15,108
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	15,108
	Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments[4]
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	15,108	9
45	Tier 1 capital (T1 = CET1 + AT1)	59,907
	Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	494[5]	11
47	Directly issued capital instruments subject to phase-out from Tier 2
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	494
	Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[4]		11
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital
58	Tier 2 capital (T2)	494
59	Total regulatory capital (TC = T1 + T2)	60,401
60	Total risk-weighted assets	315,685
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	14.19
62	Tier 1 (as a percentage of risk-weighted assets)	18.98
63	Total capital (as a percentage of risk-weighted assets)	19.13
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[6]	3.52
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.02
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	9.69
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	1,800
73	Significant investments in the common stock of financial entities	1,106
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,373
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 702m in compensation-related charge for regulatory capital purposes.    4 Under IFRS, debt issued and subsequently repurchased is treated as extinguished.    5 Consists of instruments with an IFRS carrying amount of USD 4.5bn less amortization of instruments where remaining maturity is between one and five years, own instruments held and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    6 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital, liquidity and funding, and balance sheet“ section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors, for more information about the Swiss SRB requirements.

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UBS Group | Going and gone concern requirements and eligible capital	37

Total loss-absorbing capacity

Resolution group – composition of total loss-absorbing capacity (TLAC)

Semi-annual | The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) rules, and only applicable to UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

In the first half of 2022, our eligible additional tier 1 (AT1) instruments decreased by USD 0.1bn, mainly reflecting the call of a USD 1.1bn-equivalent AT1 capital instrument denominated in euro, as well as interest rate risk hedge, foreign currency translation and other effects, almost entirely offset by two issuances of AT1 capital instruments denominated in US dollars and Swiss francs amounting to USD 1.8bn equivalent.

Our eligible tier 2 instruments decreased by USD 0.7bn to USD 2.5bn as of 30 June 2022, mainly reflecting certain tier 2 capital positions that have been phased out of total capital under BIS rules into gone concern capital and interest rate risk hedge effects.

Non-regulatory capital instruments increased by USD 2.8bn to USD 43.9bn as of 30 June 2022, mainly due to thirteen new issuances of TLAC-eligible senior unsecured debt denominated in US dollars, euro and Australian dollars amounting to USD 10.0bn equivalent, partly offset by two calls of TLAC-eligible unsecured debt denominated in US dollars amounting to USD 3.0bn and interest rate risk hedge, foreign currency translation and other effects.

TLAC1: composition for G-SIBs (at resolution group level)
		30.6.22	31.12.21
USD m, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	44,798	45,281
2	Additional Tier 1 capital (AT1) before TLAC adjustments	15,108	15,207
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	15,108	15,207
6	Tier 2 capital (T2) before TLAC adjustments	494	1,440
7	Amortized portion of T2 instruments where remaining maturity > 1 year	1,977	1,735
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	2,471	3,174
11	TLAC arising from regulatory capital	62,378	63,662
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements	43,333	41,120
14	of which: amount eligible as TLAC after application of the caps
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022	538
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	43,870	41,120
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	106,249	104,783
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	106,249	104,783
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	315,685	302,209
24	Leverage exposure measure	1,025,422	1,068,862
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	33.66	34.67
26	TLAC (as a percentage of leverage exposure)	10.36	9.80
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	9.69	10.48
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.52	3.52
29	of which: capital conservation buffer requirement	2.50	2.50
30	of which: bank-specific countercyclical buffer requirement	0.02	0.02
31	of which: higher loss absorbency requirement	1.00	1.00

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UBS Group | Total loss-absorbing capacity	38

Resolution entity – creditor ranking at legal entity level

Semi-annual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity, UBS Group AG, on a standalone basis.

UBS Group AG issues loss-absorbing additional tier 1 capital instruments and TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees which qualify as Basel III AT1 capital on a UBS Group consolidated basis and totaled USD 1,814m as of 30 June 2022 (31 December 2021: USD 1,731m). The related liabilities of UBS Group AG on a standalone basis of USD 1,301m (31 December 2021: USD 1,370m) are not included in the table below, as these do not give rise to any current claims until the awards are legally vested.

As of 30 June 2022, the TLAC available on a UBS Group AG consolidated basis amounted to USD 106,249m (31 December 2021: USD 104,783m).

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors  for more information about UBS Group AG standalone for the six months ended 30 June 2022

›    Refer to “Bondholder information” at ubs.com/investors,  for more information

›    Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about TLAC for UBS Group AG consolidated

TLAC3: creditor ranking at legal entity level for the resolution entity, UBS Group AG
As of 30.6.22		Creditor ranking			Total
USD m		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari passu liabilities (most senior)
2	Total capital and liabilities net of credit risk mitigation[1]	40,536	14,285	49,256	104,078
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	40,536	14,285[3,4]	49,256[5,6]	104,078
5	Subset of row 4 that are potentially eligible as TLAC	40,536	13,917	46,840[7]	101,293
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years			4,454[8]	4,454
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years			20,383	20,383
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years			15,171	15,171
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities			6,833	6,833
10	Subset of row 5 that is perpetual securities	40,536	13,917		54,453

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares including the associated reserves are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial information for the six months ended 30 June 2022, which was prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.    4 An AT1 instrument in the amount of USD 1bn was redeemed and AT1 instruments in a total amount of USD 1.8bn were issued during the six months ended 30 June 2022.    5 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that consist of loans from UBS AG and UBS Switzerland AG, negative replacement values, and tax and other liabilities that are not excluded liabilities under Swiss law and that rank pari-passu to bail-in debt.    6 Bail-in debt of USD 5.8bn was redeemed and bail-in debt of USD 9.9bn was issued during the six months ended 30 June 2022.    7 Bail-in debt of USD 1.3bn has residual maturity of less than one year and is not potentially eligible as TLAC.    8 Includes bail-in debt in the amount of USD 3.3bn, the call of which was announced on 12 July 2022 (redemption date 15 August 2022).

p

UBS Group | Total loss-absorbing capacity	39

Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (the BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 2 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (the LRD).

The LRD consists of on-balance sheet assets and off-balance sheet items based on International Financial Reporting Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on for potential future exposure and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules UBS is required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m	30.6.22	31.3.22	31.12.21
On-balance sheet exposures
IFRS total assets	1,113,193	1,139,922	1,117,182
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(14,597)	(18,825)	(21,618)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(204,306)	(179,592)	(148,669)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(89,961)	(96,439)	(99,484)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	804,329	845,067	847,412
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(11,319)	(11,578)	(11,452)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	793,010	833,489	835,959

1 The exposures consist of derivative financial instruments and cash collateral receivables on derivative instruments, all of which are in accordance with the regulatory scope of consolidation.    2 The exposures consist of receivables from SFTs, margin loans, prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation.

p

UBS Group | Leverage ratio	40

Quarterly | During the second quarter of 2022, the LRD decreased by USD 47.5bn to USD 1,025.4bn, including currency effects of USD 27.3bn. On-balance sheet exposures (excluding derivatives and SFTs) decreased by USD 40.5bn, mainly driven by lower central bank balances in Group Treasury and trading portfolio assets in the Investment Bank, as well as decreases in lending assets in Personal & Corporate Banking and Global Wealth Management. Derivative exposures increased by USD 2.4bn, mainly driven by the Investment Bank, reflecting market-driven movements and higher margin requirements, partly offset by decreases due to lower client activity levels. Securities financing transactions decreased by USD 7.8bn, mainly due to excess cash reinvestment trade roll-offs in Group Treasury, as well as a decrease resulting from improved collateralization in the Investment Bank.

›    Refer to “Leverage ratio denominator” in the “Capital management” section of our second quarter 2022 report, available under “Quarterly reporting” at ubs.com/investors, for more information

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated		30.6.22	31.3.22	31.12.21

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	804,329	845,067	847,412
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(11,319)	(11,578)	(11,452)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	793,010	833,489	835,959

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	66,044	58,626	45,332
5	Add-on amounts for PFE associated with all derivatives transactions	75,179	79,962	78,959
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(22,320)	(19,832)	(18,984)
8	(Exempted QCCP leg of client-cleared trade exposures)	(15,375)	(17,679)	(14,987)
9	Adjusted effective notional amount of all written credit derivatives[1]	50,262	48,704	44,243
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(49,652)	(48,023)	(43,629)
11	Total derivative exposures	104,138	101,758	90,934

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	172,778	184,779	200,921
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(82,818)	(88,340)	(101,437)
14	CCR exposure for SFT assets	8,258	9,600	9,695
15	Agent transaction exposures
16	Total securities financing transaction exposures	98,218	106,039	109,179

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	105,286	107,002	106,112
18	(Adjustments for conversion to credit equivalent amounts)	(75,230)	(75,335)	(73,322)
19	Total off-balance sheet items	30,056	31,667	32,790
	Total exposures (leverage ratio denominator)	1,025,422	1,072,953	1,068,862

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	59,907	60,053	60,488
21	Total exposures (leverage ratio denominator)	1,025,422	1,072,953	1,068,862

	Leverage ratio
22	Basel III leverage ratio (%)	5.8	5.6	5.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

p

Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison
USD m		30.6.22	31.3.22	31.12.21
1	Total consolidated assets as per published financial statements	1,113,193	1,139,922	1,117,182
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(25,917)	(30,403)	(33,070)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(100,168)	(77,834)	(57,734)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,258	9,600	9,695
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	30,056	31,667	32,790
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,025,422	1,072,953	1,068,862
1 Includes assets that are deducted from tier 1 capital.

p

UBS Group | Leverage ratio	41

Liquidity and funding

Liquidity coverage ratio

Quarterly | We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Pillar 3 disclosure requirement	Second quarter 2022 report section	Disclosure	Second quarter 2022 report page number
Concentration of funding sources	Balance sheet and off-balance sheet	Liabilities by product and currency	42

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

High-quality liquid assets (HQLA)
	Average 2Q22[1]			Average 1Q22[1]
USD bn	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	169		169	176		176
Securities (on- and off-balance sheet)	62	19	80	59	18	76
Total HQLA[4]	231	19	249	235	18	253

1 Calculated based on an average of 64 data points in the second quarter of 2022 and 64 data points in the first quarter of 2022.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

UBS Group | Liquidity and funding	42

LCR development during the second quarter of 2022

Quarterly | In the second quarter of 2022, the quarterly average LCR of UBS Group increased 1 percentage point to 161%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by a decrease in net cash outflows of USD 3bn to USD 155bn due to lower outflows from customer deposit balances, partly offset by a decrease in HQLA of USD 3bn to USD 249bn, mainly reflecting lower average cash balances, driven by debt maturities and decreases in customer deposits, partly offset by lower funding consumption in the business divisions.

LIQ1: Liquidity coverage ratio
		Average 2Q22[1]		Average 1Q22[1]
USD bn, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets (HQLA)
1	Total HQLA	253	249	256	253

Cash outflows
2	Retail deposits and deposits from small business customers	288	33	296	34
3	of which: stable deposits	40	1	41	2
4	of which: less stable deposits	248	32	255	33
5	Unsecured wholesale funding	243	127	256	132
6	of which: operational deposits (all counterparties)	54	13	57	14
7	of which: non-operational deposits (all counterparties)	177	101	188	106
8	of which: unsecured debt	12	12	11	11
9	Secured wholesale funding		70		74
10	Additional requirements	103	29	98	30
11	of which: outflows related to derivatives and other transactions	65	21	58	21
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0
13	of which: committed credit and liquidity facilities	38	8	40	8
14	Other contractual funding obligations	7	6	8	6
15	Other contingent funding obligations	206	4	219	4
16	Total cash outflows		269		280

Cash inflows
17	Secured lending	219	70	226	74
18	Inflows from fully performing exposures	63	28	70	31
19	Other cash inflows	16	16	17	17
20	Total cash inflows	298	114	314	122

		Average 2Q22[1]		Average 1Q22[1]
USD bn, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio (LCR)
21	Total HQLA		249		253
22	Total net cash outflows		155		158
23	LCR (%)		161		160

1 Calculated based on an average of 64 data points in the second quarter of 2022 and 64 data points in the first quarter of 2022.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

p

UBS Group | Liquidity and funding	43

Net stable funding ratio

NSFR development during the second quarter of 2022

Semi-annual | As of 30 June 2022, the NSFR of UBS Group decreased 1 percentage point to 121%, remaining above the prudential requirement communicated by FINMA.

The movement in the NSFR was driven by USD 18bn lower available stable funding, mainly due to a decrease in customer deposit balances, partly offset by lower required stable funding of USD 11bn, mainly due to a decrease in trading assets.

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, available under ”Annual reporting” at ubs.com/investors,  for more information

LIQ2: Net stable funding ratio (NSFR)
		30.6.22					31.3.22
		Unweighted value by residual maturity					Unweighted value by residual maturity
USD bn		No Maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted Value	No Maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted Value
Available Stable Funding (ASF) Item
1	Capital:	57			14	71	59			15	74
2	Regulatory Capital	57			13	70	59			14	73
3	Other Capital Instruments				1	1				1	1
4	Retail deposits and deposits from small business customers:		300	0	2	274		307	0	2	281
5	Stable deposits		40	0	0	38		40	0		38
6	Less stable deposits		260	0	2	236		267	0	2	243
7	Wholesale Funding:		350	23	104	202		376	29	101	211
8	Operational Deposits		52			26		58			29
9	Other wholesale funding		298	23	104	176		317	29	101	182
10	Liabilities with matching interdependent assets		4					4
11	Other liabilities:[1]	37	97		1	5	38	100	0	2	4
12	NSFR derivative liabilities							1
13	All other liabilities and equity not included in the above categories	37	97		1	5	38	100	0	1	4
14	Total ASF					552					569
Required Stable Funding (RSF) Item
15	Total NSFR high-quality liquid assets (HQLA)					24					27
16	Deposits held at other financial institutions for operational purposes		11			6		11			6
17	Performing loans and securities:	37	176	28	302	344	41	189	28	308	354
18	Performing loans to financial institutions secured by Level 1 HQLA or Level 2a HQLA		37	0	0	9		39	0	0	8
19	Performing loans to financial institutions secured by Level 2b HQLA or non-HQLA and unsecured performing loans to financial institutions		67	7	29	47		72	4	29	46
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		60	10	117	134		65	11	117	136
21	With a risk weight of less than or equal to 35% under Basel II standardised approach for credit risk		2	0	2	3		2	0	3	3
22	Performing residential mortgages, of which:		10	8	144	111		11	9	146	113
23	With a risk weight of less than or equal to 35% under Basel II standardised approach for credit risk		9	7	128	96		10	8	130	99
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	37	3	3	12	44	41	2	4	16	52
25	Assets with matching interdependent liabilities	4					4
26	Other assets:[2]	36	47	0	87	80	37	52	0	78	78
27	Physical traded commodities, including gold	1				0	1				1
28	Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		23			19		21			18
29	NSFR derivative assets		4			4
30	NSFR derivative liabilities before deduction of variation margin posted		53			11		46			9
31	All other assets not included in the above categories	35	47	0	8	46	36	52	0	11	50
32	Off-balance sheet items		21	7	30	3		18	7	32	3
33	Total RSF					456					468
34	Net Stable Funding Ratio (%)					121					122

1 The ≥ 1 year maturity bucket includes balances reported in row 12, for which differentiation by maturity is not required.    2 The ≥ 1 year maturity bucket includes balances reported in rows 28, 29 and 30, for which differentiation by maturity is not required.

p

UBS Group | Liquidity and funding	44

Requirements for global systemically important banks and related indicators

Semi-annual | The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (a G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.

Based on the published indicators, G-SIBs are subject to additional common equity tier 1 (CET1) capital buffer requirements in the range from 1.0% to 3.5%. In November 2021, the FSB confirmed that, based on the year-end 2020 indicators, the additional CET1 capital buffer requirement for UBS Group will remain at 1.0%. As our Swiss systemically relevant bank (SRB) Basel III capital requirements exceed the BCBS requirements, including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised version of its assessment methodology. This will come into effect in the second half of 2022, based on year-end 2021 data, with the corresponding capital buffer requirement applied as of January 2024. We do not expect these changes to increase our additional CET1 capital buffer requirement.

The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in December 2017. The leverage ratio buffer is set at 50% of risk-weighted higher-loss absorbency requirements. The revised BCBS standards will be effective as of 1 January 2023. We do not expect these changes to increase our additional CET1 capital buffer requirement.

Our G-SIB indicators as of 31 December 2021 were published in July 2022 under “Pillar 3 disclosures” at ubs.com/investors. p

UBS Group | Requirements for global systemically important banks and related indicators	45

Significant regulated subsidiaries and sub-groups

Introduction

Scope of disclosures in this section

Quarterly | The sections on the following pages include capital and other regulatory information as of 30 June 2022 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in the following sections is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity. p

UBS Americas Holding LLC consolidated

Dodd–Frank Act Stress Test

In June 2022, the Federal Reserve Board (the FRB) released the results of its 2022 Dodd–Frank Act Stress Test (DFAST). UBS’s US intermediate holding company, UBS Americas Holding LLC, exceeded the minimum capital requirements under the severely adverse scenario.

Significant regulated subsidiaries and sub-groups | Introduction	46

UBS AG standalone

Key metrics of the second quarter of 2022

Quarterly | The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the second quarter of 2022, common equity tier 1 (CET1) capital increased by USD 1.9bn to USD 54.1bn, mainly due to operating profit before tax, partly offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital increased by USD 1.6bn to USD 68.2bn, primarily driven by the aforementioned increase in CET1 capital, partly offset by interest rate risk hedge and foreign currency translation effects. Total capital increased by USD 1.1bn to USD 68.7bn, reflecting the aforementioned increase in tier 1 capital, partly offset by a decrease in the remaining eligibility of a USD 2.5bn tier 2 capital instrument.

Phase-in risk-weighted assets (RWA) decreased by USD 2.6bn to USD 327.8bn during the second quarter of 2022, primarily driven by decreases in credit and counterparty credit risk and participation RWA, partly offset by increases in market risk and operational risk RWA.

Leverage ratio exposure decreased by USD 25.1bn to USD 569.8bn, mainly driven by lower trading portfolio assets and securities financing transactions, as well as a decrease in central bank balances.

Correspondingly, the CET1 capital ratio of UBS AG increased 0.7 percentage points to 16.5%, predominantly reflecting the increase in CET1 capital. The firm’s Basel III leverage ratio increased 0.8 percentage points to 12.0%, reflecting the lower leverage ratio exposure and the increase in tier 1 capital.

In the second quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS AG increased 1 percentage point to 189%, remaining above the prudential requirement communicated by FINMA. The movement in the average LCR was driven by an increase in high-quality liquid assets of USD 1.5bn to USD 104.6bn, due to reduced funding consumption by the business divisions, partly offset by matured debt. Average net cash outflows remained largely stable at USD 55.4bn.

As of 30 June 2022, the net stable funding ratio (the NSFR) of UBS AG increased 1 percentage point to 92%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by a decrease in required stable funding of USD 9.8bn to USD 265.6bn, mainly due to a decrease in trading assets. This was, partly offset by a decrease in available stable funding of USD 5.0bn to USD 244.8bn, mainly driven by lower customer deposit balances.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	47

KM1: Key metrics
USD m, except where indicated
		30.6.22	31.3.22	31.12.21	30.9.21	30.6.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	54,146	52,218	52,818	51,233	51,279
1a	Fully loaded ECL accounting model CET1[1]	54,139	52,211	52,803	51,217	51,255
2	Tier 1	68,188	66,597	66,658	65,211	66,487
2a	Fully loaded ECL accounting model Tier 1[1]	68,180	66,589	66,643	65,195	66,463
3	Total capital[2]	68,682	67,599	68,054	66,639	68,421
3a	Fully loaded ECL accounting model total capital[1,2]	68,674	67,592	68,039	66,624	68,398
Risk-weighted assets (amounts)[3]
4	Total risk-weighted assets (RWA)	327,846	330,401	317,913	318,755	319,195
4a	Minimum capital requirement[4]	26,228	26,432	25,433	25,500	25,536
4b	Total risk-weighted assets (pre-floor)	327,846	330,401	317,913	318,755	319,195
Risk-based capital ratios as a percentage of RWA[3]
5	CET1 ratio (%)	16.52	15.80	16.61	16.07	16.06
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.51	15.80	16.61	16.07	16.06
6	Tier 1 ratio (%)	20.80	20.16	20.97	20.46	20.83
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.80	20.15	20.96	20.45	20.82
7	Total capital ratio (%)	20.95	20.46	21.41	20.91	21.44
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.95	20.46	21.40	20.90	21.43
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[5]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.02	11.30	12.11	11.57	11.56
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	569,794	594,893	593,868	597,542	606,536
14	Basel III leverage ratio (%)	11.97	11.19	11.22	10.91	10.96
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.97	11.19	11.22	10.91	10.96
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	104,628	103,168	89,488	92,333	88,964
16	Total net cash outflow	55,405	55,039	52,229	50,733	50,537
16a	of which: cash outflows	159,568	162,735	163,207	167,240	170,847
16b	of which: cash inflows	104,163	107,696	110,978	116,507	120,310
17	LCR (%)	189	188	173	183	176
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	244,791	249,760	257,992	251,277
19	Total required stable funding	265,597	275,424	289,195	283,682
20	NSFR (%)	92	91	89	89

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 From 1 January 2022, certain tier 2 capital positions have been phased out of total capital under BIS rules into gone concern capital, resulting in a decrease of total capital of USD 0.4bn. The prior period has been restated accordingly.    3 Based on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” on the next page for more information.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the second quarter of 2022 and 64 data points in the first quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report for more information.

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Significant regulated subsidiaries and sub-groups | UBS AG standalone	48

Swiss SRB going and gone concern requirements and information

Quarterly | The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page.

More information about the going and gone concern requirements and information is provided in the “UBS AG standalone” section of our 31 December 2021 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 30.6.22	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD m, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	14.32[1]	46,931	14.32[1]	54,784	5.00[1]	28,490
Common equity tier 1 capital	10.02	32,834	10.02	38,327	3.50	19,943
of which: minimum capital	4.50	14,753	4.50	17,221	1.50	8,547
of which: buffer capital	5.50	18,032	5.50	21,048	2.00	11,396
of which: countercyclical buffer	0.02	49	0.02	57
Maximum additional tier 1 capital	4.30	14,097	4.30	16,456	1.50	8,547
of which: additional tier 1 capital	3.50	11,475	3.50	13,394	1.50	8,547
of which: additional tier 1 buffer capital	0.80	2,623	0.80	3,062

Eligible going concern capital
Total going concern capital	20.80	68,188	17.82	68,188	11.97	68,188
Common equity tier 1 capital	16.52	54,146	14.15	54,146	9.50	54,146
Total loss-absorbing additional tier 1 capital	4.28	14,042	3.67	14,042	2.46	14,042
of which: high-trigger loss-absorbing additional tier 1 capital	3.91	12,825	3.35	12,825	2.25	12,825
of which: low-trigger loss-absorbing additional tier 1 capital	0.37	1,217	0.32	1,217	0.21	1,217

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		327,846		382,699
Leverage ratio denominator						569,794

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		40,228

Eligible gone concern capital
Total gone concern loss-absorbing capacity		46,330
Gone concern capital coverage ratio	115.17

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

Significant regulated subsidiaries and sub-groups | UBS AG standalone	49

Swiss SRB going and gone concern information
USD m, except where indicated	30.6.22	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	68,188	66,597	66,658
Total tier 1 capital	68,188	66,597	66,658
Common equity tier 1 capital	54,146	52,218	52,818
Total loss-absorbing additional tier 1 capital	14,042	14,379	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	12,825	13,145	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	1,217	1,234	2,426

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,330	46,505	44,250
Total tier 2 capital	2,997	3,036	3,129
of which: low-trigger loss-absorbing tier 2 capital	2,470	2,505	2,594
of which: non-Basel III-compliant tier 2 capital	528	530	535
TLAC-eligible senior unsecured debt	43,333	43,470	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	114,518	113,102	110,908

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	327,846	330,401	317,913
of which: investments in Switzerland-domiciled subsidiaries[1]	38,449	39,401	38,935
of which: investments in foreign-domiciled subsidiaries[1]	115,758	117,124	108,982
Risk-weighted assets fully applied as of 1.1.28	382,699	385,970	382,934
of which: investments in Switzerland-domiciled subsidiaries[1]	43,692	44,773	45,273
of which: investments in foreign-domiciled subsidiaries[1]	165,368	167,319	167,664
Leverage ratio denominator	569,794	594,893	593,868

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	20.8	20.2	21.0
of which: common equity tier 1 capital ratio, phase-in	16.5	15.8	16.6
Going concern capital ratio, fully applied as of 1.1.28	17.8	17.3	17.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	14.1	13.5	13.8

Leverage ratios (%)
Going concern leverage ratio	12.0	11.2	11.2
of which: common equity tier 1 leverage ratio	9.5	8.8	8.9

Capital coverage ratio (%)
Gone concern capital coverage ratio	115.2	112.0	112.0

1 Net exposures for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries are risk-weighted at 220% and 280%, respectively, for the current year (31 December 2021: 215% and 260%, respectively). Risk weights will gradually increase 5 percentage points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator

USD bn	30.6.22	31.3.22	31.12.21

Leverage ratio denominator
Swiss GAAP total assets	498.4	516.2	509.9
Difference between Swiss GAAP and IFRS total assets	159.6	139.9	125.0
Less derivative exposures and SFTs[1]	(265.7)	(245.6)	(216.4)
Less funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.4)	(21.9)	(21.8)
On-balance sheet exposures (excluding derivative exposures and SFTs)	370.9	388.7	396.7
Derivative exposures	102.2	100.3	89.7
Securities financing transactions	74.9	83.2	85.4
Off-balance sheet items	23.1	24.5	23.7
Items deducted from Swiss SRB tier 1 capital	(1.4)	(1.7)	(1.6)
Total exposures (leverage ratio denominator)	569.8	594.9	593.9

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Significant regulated subsidiaries and sub-groups | UBS AG standalone	50

UBS Switzerland AG standalone

Key metrics of the second quarter of 2022

Quarterly | The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules and International Financial Reporting Standards.

During the second quarter of 2022, common equity tier 1 (CET1) capital decreased by CHF 0.1bn to CHF 12.7bn, mainly reflecting operating profit that was more than offset by additional accruals for dividends.

Total risk-weighted assets (RWA) decreased by CHF 0.7bn to CHF 107.3bn. An increase of CHF 0.7bn in pre-floor RWA, mainly due to residential mortgages, was more than offset by a CHF 1.5bn decrease in the floor adjustment, mainly reflecting lower RWA from securities financing transactions under the standardized approach.

Leverage ratio exposure decreased by CHF 5.1bn to CHF 341.0bn, mainly driven by lower securities financing transactions.

In the second quarter of 2022, the quarterly average liquidity coverage ratio (the LCR) of UBS Switzerland AG decreased 1 percentage point to 141%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the average LCR was driven by a decrease in high-quality liquid assets of CHF 1.2bn to CHF 93.7bn, mainly due to lower cash balances driven by decreased customer deposit balances, partly offset by a decrease in net cash outflows of CHF 0.7bn to CHF 66.2bn due to lower outflows from customer deposits.

As of 30 June 2022, the net stable funding ratio (the NSFR) of UBS Switzerland AG increased 1 percentage point to 144%, remaining above the prudential requirement communicated by FINMA. The movement in the NSFR was driven by a decrease in required stable funding of CHF 3.6bn to CHF 156.2bn, mainly due to lower derivative instruments and loans to customers, almost entirely offset by a decrease in available stable funding of CHF 3.6bn to CHF 225.2bn, mainly due to lower customer deposit balances.

Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	51

KM1: Key metrics
CHF m, except where indicated
		30.6.22	31.3.22	31.12.21	30.9.21	30.6.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,718	12,786	12,609	12,199	12,312
1a	Fully loaded ECL accounting model CET1[1]	12,717	12,785	12,608	12,198	12,311
2	Tier 1	18,124	18,178	17,996	17,596	17,705
2a	Fully loaded ECL accounting model Tier 1[1]	18,123	18,178	17,995	17,595	17,704
3	Total capital	18,124	18,178	17,996	17,596	17,705
3a	Fully loaded ECL accounting model total capital[1]	18,123	18,178	17,995	17,595	17,704
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	107,344	108,071	106,399	109,941	109,602
4a	Minimum capital requirement[2]	8,588	8,646	8,512	8,795	8,768
4b	Total risk-weighted assets (pre-floor)	96,583	95,858	93,437	93,839	93,853
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	11.85	11.83	11.85	11.10	11.23
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.85	11.83	11.85	11.10	11.23
6	Tier 1 ratio (%)	16.88	16.82	16.91	16.00	16.15
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	16.88	16.82	16.91	16.00	16.15
7	Total capital ratio (%)	16.88	16.82	16.91	16.00	16.15
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.88	16.82	16.91	16.00	16.15
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.52
12	CET1 available after meeting the bank’s minimum capital requirements (%)	7.35	7.33	7.35	6.60	6.73
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	340,969	346,097	339,788	338,636	341,991
14	Basel III leverage ratio (%)	5.32	5.25	5.30	5.20	5.18
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.32	5.25	5.30	5.20	5.18
Liquidity coverage ratio (LCR)[4]
15	Total high-quality liquid assets (HQLA)	93,651	94,850	91,304	92,341	97,744
16	Total net cash outflow	66,248	66,962	64,084	64,491	65,177
16a	of which: cash outflows	90,247	91,396	88,771	89,154	93,457
16b	of which: cash inflows	23,999	24,434	24,687	24,663	28,280
17	LCR (%)	141	142	143	143	150
Net stable funding ratio (NSFR)[5]
18	Total available stable funding	225,178	228,789	225,239	229,666
19	Total required stable funding	156,232	159,876	158,072	156,849
20	NSFR (%)	144	143	142	146

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the second quarter of 2022 and 64 data points in the first quarter of 2022. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    5 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 Report for more information.

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Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	52

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2022, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.32% (including a countercyclical buffer of 0.02%) and 5.00%, respectively.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

The gone concern requirements were 8.87% for the RWA-based requirement and 3.10% for the leverage ratio denominator (the LRD)-based requirement.

Swiss SRB going and gone concern requirements and information
As of 30.6.22	RWA		LRD
CHF m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	15,368	5.00[1]	17,048
Common equity tier 1 capital	10.02	10,753	3.50	11,934
of which: minimum capital	4.50	4,830	1.50	5,115
of which: buffer capital	5.50	5,904	2.00	6,819
of which: countercyclical buffer	0.02	18
Maximum additional tier 1 capital	4.30	4,616	1.50	5,115
of which: additional tier 1 capital	3.50	3,757	1.50	5,115
of which: additional tier 1 buffer capital	0.80	859

Eligible going concern capital
Total going concern capital	16.88	18,124	5.32	18,124
Common equity tier 1 capital	11.85	12,718	3.73	12,718
Total loss-absorbing additional tier 1 capital	5.04	5,406	1.59	5,406
of which: high-trigger loss-absorbing additional tier 1 capital	5.04	5,406	1.59	5,406

Required gone concern capital[2]
Total gone concern loss-absorbing capacity	8.87	9,517	3.10	10,570
of which: base requirement	7.97	8,559	2.79	9,513
of which: additional requirement for market share and LRD	0.89	958	0.31	1,057

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.53	11,301	3.31	11,301
TLAC-eligible senior unsecured debt	10.53	11,301	3.31	11,301

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.18	24,886	8.10	27,618
Eligible total loss-absorbing capacity	27.41	29,425	8.63	29,425

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		107,344
Leverage ratio denominator				340,969

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirements has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF m, except where indicated	30.6.22	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	18,124	18,178	17,996
Total tier 1 capital	18,124	18,178	17,996
Common equity tier 1 capital	12,718	12,786	12,609
Total loss-absorbing additional tier 1 capital	5,406	5,393	5,387
of which: high-trigger loss-absorbing additional tier 1 capital	5,406	5,393	5,387

Eligible gone concern capital
Total gone concern loss-absorbing capacity	11,301	10,866	10,853
TLAC-eligible senior unsecured debt	11,301	10,866	10,853

Total loss-absorbing capacity
Total loss-absorbing capacity	29,425	29,045	28,849

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	107,344	108,071	106,399
Leverage ratio denominator	340,969	346,097	339,788

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.9	16.8	16.9
of which: common equity tier 1 capital ratio	11.8	11.8	11.9
Gone concern loss-absorbing capacity ratio	10.5	10.1	10.2
Total loss-absorbing capacity ratio	27.4	26.9	27.1

Leverage ratios (%)
Going concern leverage ratio	5.3	5.3	5.3
of which: common equity tier 1 leverage ratio	3.7	3.7	3.7
Gone concern leverage ratio	3.3	3.1	3.2
Total loss-absorbing capacity leverage ratio	8.6	8.4	8.5

Leverage ratio information

Swiss SRB leverage ratio denominator
CHF bn	30.6.22	31.3.22	31.12.21
Leverage ratio denominator
Swiss GAAP total assets	323.2	327.9	320.7
Difference between Swiss GAAP and IFRS total assets	3.8	3.0	2.9
Less derivative exposures and SFTs[1]	(9.9)	(13.5)	(9.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	317.1	317.3	313.9
Derivative exposures	5.9	5.1	4.3
Securities financing transactions	2.8	8.1	5.4
Off-balance sheet items	15.4	15.8	16.5
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	341.0	346.1	339.8

1 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	54

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)[1]	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
9	Par value of instrument (currency in million)	CHF 10.0	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500	CHF 700	CHF 675	CHF 825
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020	11 March 2021	2 June 2021	2 June 2021
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes

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Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.
		Share capital	Additional tier 1 capital
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025	First optional repayment date: 11 March 2026	First optional repayment date: 2 June 2026	First optional repayment date: 2 June 2028
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any of every second interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

Repayable on the first optional repayment date or on any interest payment date thereafter.

Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon.

16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to a tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest.

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Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	3-month SARON Compound + 250 bps per annum quarterly	3-month SARON Compound + 489 bps per annum quarterly	3-month SOFR Compound + 561 bps per annum quarterly	3-month SARON Compound + 433 bps per annum quarterly	3-month SARON Compound + 397 bps per annum quarterly	3-month SARON Compound + 337 bps per annum quarterly	3-month SARON Compound + 307 bps per annum quarterly	3-month SARON Compound + 308 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

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Significant regulated subsidiaries and sub-groups | UBS Switzerland AG standalone	57

UBS Europe SE consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on Pillar 1 requirements and in accordance with EU regulatory rules and International Financial Reporting Standards.

During the second quarter of 2022, common equity tier 1 decreased slightly by EUR 0.3bn to EUR 2.4bn, due to the payment of a dividend offset by the inclusion of profit from the 2021 audited financial statements. Total capital remained stable, due to the issuance of additional tier 1 capital of 0.3bn. Risk-weighted assets decreased by EUR 0.8bn to EUR 11.5bn, mainly driven by a decrease in credit risk. Leverage ratio exposure decreased by EUR 4.9bn to EUR 47.4bn, mainly reflecting decreases in securities financing transactions and cash with central banks.

The average liquidity coverage ratio was broadly stable at 165.8%, with a EUR 1.1bn increase in high-quality liquid assets and a EUR 0.9bn increase in net outflows. The net stable funding ratio decreased to 148.3%, with a EUR 0.8bn decrease in available stable funding and a EUR 0.7bn increase in required stable funding.

KM1: Key metrics[1]
EUR m, except where indicated
		30.6.22	31.3.22[2]	31.12.21	30.9.21[2]	30.6.21[2]
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	2,426	2,766	2,764	3,930	3,927
2	Tier 1	3,026	3,056	3,054	4,220	4,217
3	Total capital	3,026	3,056	3,054	4,220	4,217
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	11,473	12,276	12,328	13,472	13,119
4a	Minimum capital requirement[3]	918	982	986	1,078	1,050
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	21.2	22.5	22.4	29.2	29.9
6	Tier 1 ratio (%)	26.4	24.9	24.8	31.3	32.1
7	Total capital ratio (%)	26.4	24.9	24.8	31.3	32.1
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.1	0.1	0.1	0.1
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.6	2.6	2.6	2.6	2.6
12	CET1 available after meeting the bank’s minimum capital requirements (%)[4]	16.6	16.9	16.8	23.4	24.1
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	47,358	52,250	46,660	47,208	47,094[5]
14	Basel III leverage ratio (%)[6]	6.4	5.8	6.5	8.9	9.0[5]
Liquidity coverage ratio (LCR)[7]
15	Total high-quality liquid assets (HQLA)	19,060	17,948	17,143	17,108	17,106
16	Total net cash outflow	11,640	10,745	10,091	10,373	10,684
17	LCR (%)	165.8	167.9	170.3	165.4	160.9
Net stable funding ratio (NSFR)
18	Total available stable funding	13,859	14,696	15,358	15,458	15,816
19	Total required stable funding	9,343	8,624	8,963	9,160	9,631
20	NSFR (%)	148.3	170.4	171.3	168.7	164.2

1 Based on applicable EU regulatory rules.    2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    5 Comparative figures have been adjusted following the initial CRR II go-live to align with the regulatory reports as submitted to the ECB.    6 On the basis of tier 1 capital.    7 Figures are calculated on a twelve-month average.

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Significant regulated subsidiaries and sub-groups | UBS Europe SE consolidated	58

UBS Americas Holding LLC consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Americas Holding LLC consolidated, based on Pillar 1 requirements and in accordance with US Basel III rules and US generally accepted accounting principles (GAAP).

Effective 1 October 2021, and through 30 September 2022, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 7.1%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the 2021 Comprehensive Capital Analysis and Review (the CCAR) based on Dodd–Frank Act Stress Test (DFAST) results and planned future dividends. Based on the results of the 2022 CCAR, the SCB has been adjusted to 4.8% effective 1 October 2022. The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the second quarter of 2022, common equity tier 1 (CET1) decreased by USD 0.5bn, primarily due to the payment of a dividend to UBS AG. Risk-weighted assets (RWA) increased by USD 2.0bn to USD 74.7bn, mainly driven by an increase in credit risk. Leverage ratio exposure, calculated on an average basis, increased by USD 0.8bn to USD 198.3bn primarily due to increased lending activity.

The average liquidity coverage ratio (the LCR) increased 5.8 percentage points, mainly driven by lower deposits generating a USD 1.3bn decrease in total net cash outflows over the second quarter of 2022.

KM1: Key metrics[1]
USD m, except where indicated
		30.6.22	31.3.22	31.12.21	30.9.21	30.6.21
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	12,454	12,926	13,002	14,831	14,477
2	Tier 1	16,509	16,975	17,051	17,877	17,523
3	Total capital	16,661	17,108	17,176	18,485	18,143
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	74,651	72,646	72,979	71,571	69,139
4a	Minimum capital requirement[2]	5,972	5,812	5,838	5,726	5,531
Risk-based capital ratios as a percentage of RWA
5	CET1 ratio (%)	16.7	17.8	17.8	20.7	20.9
6	Tier 1 ratio (%)	22.1	23.4	23.4	25.0	25.3
7	Total capital ratio (%)	22.3	23.6	23.5	25.8	26.2
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	7.1	7.1	7.1	6.7	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	7.1	7.1	7.1	6.7	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[3]	12.2	13.3	13.3	16.2	16.4
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	198,332	197,541	188,130[4]	175,486	170,985
14	Basel III leverage ratio (%)[5]	8.3	8.6	9.1	10.2	10.2
14a	Total Basel III supplementary leverage ratio exposure measure	224,259	223,482	212,167	199,073	195,617
14b	Basel III supplementary leverage ratio (%)[5]	7.4	7.6	8.0	9.0	9.0
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	34,065	34,451	32,371	30,058	29,029
16	Total net cash outflow	23,596	24,873	21,995	19,548	17,509
17	LCR (%)	144.4	138.6	147.2	153.8	165.8

1 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.    3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    4 The Total Basel III leverage ratio exposure measure as of 31 December 2021 has been aligned with UBS Americas Holding LLC’s reported figure in the FR Y-9C report that was filed with the Board of Governors of the Federal Reserve.    5 On the basis of tier 1 capital.    6 Figures are calculated on a quarterly average.

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Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated	59

Material sub-group entity – creditor ranking at legal entity level

Semi-annual | The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.

As of 30 June 2022, UBS Americas Holding LLC had a total loss-absorbing capacity (TLAC) of USD 23.9bn after regulatory capital deductions and adjustments. This amount included tier 1 capital, excluding minority interest, of USD 16.5bn and USD 7.4bn of internal long-term debt that is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity.

TLAC2: Material sub-group entity – creditor ranking at legal entity level
As of 30.6.22		Creditor ranking				Total
USD m		1	2	3	4
1	Is the resolution entity the creditor / investor?	No	No	No	No
2	Description of creditor ranking	Common Equity (most junior)[1]	Preferred Shares (Additional tier 1)	Subordinated debt	Unsecured loans and other pari passu liabilities (most senior)
3	Total capital and liabilities net of credit risk mitigation	21,603	4,150		32,568	58,320
4	Subset of row 3 that are excluded liabilities				212	212
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	21,603	4,150		32,356	58,108
6	Subset of row 5 that are eligible as TLAC	21,603	4,150		7,400	33,153
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years				0
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years				5,400	5,400
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years				2,000	2,000
10	Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities				0
11	Subset of row 6 that is perpetual securities	21,603	4,150			25,753
1 Equity attributable to shareholders, which includes share premium and reserves.

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Significant regulated subsidiaries and sub-groups | UBS Americas Holding LLC consolidated	60

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Appendix	61

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix	62

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Appendix	63

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  August 19, 2022